QuickLinks -- Click here to rapidly navigate through this document

PROSPECTUS

$280,000,000

Alliant Techsystems Inc.

2.75% Convertible Senior Subordinated Notes due 2024

        We sold $280,000,000 aggregate principal amount of our 2.75% Convertible Senior Subordinated Notes due 2024 in private transactions on February 19, 2004. Selling securityholders may use this prospectus to resell from time to time their notes and the 3,523,604 shares of common stock issuable upon conversion of the notes, including the rights attached to the common stock as described in "Description of Capital Stock."

The Notes

        The notes bear interest at the rate of 2.75% per year. Interest on the notes is payable on February 15 and August 15 of each year, beginning on August 15, 2004. Beginning with the period commencing on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter commencing on February 15, 2010, we will pay contingent interest during the applicable interest period if the average trading price of the notes on the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note within any applicable interest period will equal an annual rate of 0.30% of the average trading price of a note during the measuring period.

        The notes will mature on February 15, 2024, unless earlier converted, redeemed or repurchased by us. We may redeem some or all of the notes in cash at any time on or after August 20, 2009 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest (and contingent interest and additional amounts, if any) to the redemption date. You may require us to repurchase in cash some or all of your notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the applicable repurchase date on August 15, 2009, February 15, 2014 and February 15, 2019 or at any time prior to their maturity following a fundamental change as described in this prospectus.

        Holders may convert their notes into shares of our common stock at a conversion rate of 12.5843 shares per $1,000 principal amount of notes, subject to adjustment upon certain events, under the following circumstances: (1) during specified periods, if the price of our common stock reaches specified thresholds described in this prospectus; (2) if we call the notes for redemption; or (3) upon the occurrence of certain corporate transactions. Upon conversion, we are required to satisfy our obligations either solely in cash or solely in shares of our common stock. We currently intend to satisfy our obligations solely in cash. However, at any time prior to maturity, we retain the right to amend the indenture to require us to satisfy 100% of the principal amount of the notes solely in cash, with any remaining amounts to be satisfied in cash, common stock or a combination of cash and common stock, as described in this prospectus.

        The notes are our direct, unsecured, senior subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness, equal in priority with all of our existing and future unsecured, senior subordinated indebtedness and senior in right of payment to any subordinated indebtedness that we may incur in the future. The notes are guaranteed on a senior subordinated basis by substantially all of our domestic subsidiaries. The guarantees rank junior in right of payment to senior indebtedness of these subsidiaries, including guarantees by these subsidiaries of our obligations under our senior credit facilities. The subsidiary guarantees will remain in effect only to the extent that our 8 1/2% senior subordinated notes due 2011 are outstanding or we otherwise issue senior subordinated indebtedness which is guaranteed by any of our subsidiaries.

        The notes are not listed on any securities exchange. Although the notes issued in the initial private placements are eligible for trading in the PORTAL market, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market.

        The notes are subject to U.S. federal income tax rules applicable to contingent payment debt instruments. See "Important United States Federal Income Tax Considerations" beginning on page 53.

The Common Stock

        Our common stock is listed on the New York Stock Exchange under the symbol "ATK." The last reported sale price of our common stock on the New York Stock Exchange on July 23, 2004 was $62.00 per share.

        Investing in the notes and the common shares issuable upon their conversion involves risks.

        See "Risk Factors" beginning on page 8.

        The notes and the shares of our common stock issuable upon their conversion have not been approved or recommended by any U.S. federal, state or foreign securities commission or regulatory authority. Furthermore, those authorities have not been requested to confirm the accuracy or determine the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2004.

        This prospectus does not constitute an offer of, or an invitation to purchase, any of the notes or the common stock issuable upon conversion in any jurisdiction in which, or to any person to whom, such offer or invitation would be unlawful. In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in or incorporated by reference into this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such incorporated information, as applicable. Neither the delivery of this prospectus nor any sales of the notes shall, under any circumstances, create any implication that there has been no change in the affairs of Alliant Techsystems Inc. after the date of this prospectus.

i

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

        NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER CHAPTER 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

FORWARD-LOOKING STATEMENTS

        Some of the statements made and information contained in this prospectus, excluding historical information, are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. Words such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue," and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Any of the following factors may impact the achievement of results:

  •
  changes in government spending and budgetary policies and sourcing strategy,

  •
  government laws and other rules and regulations surrounding various matters such as environmental remediation,

  •
  contract pricing and timing of awards,

  •
  changing economic and political conditions in the United States and in other countries,

  •
  changes in the number or timing of commercial and military space launches,

  •
  international trading restrictions,

  •
  outcome of periodic union negotiations,

  •
  customer product acceptance,

  •
  success in program pursuits,

  •
  program performance,

  •
  program terminations,

  •
  continued access to technical and capital resources,

  •
  supplier contract negotiations,

  •
  supply and availability of raw materials and components,

ii

  •
  availability of insurance coverage at acceptable terms,

  •
  pension asset returns,

  •
  further delays or other changes in NASA's Space Shuttle program,

  •
  legal proceedings, and

  •
  other economic, political, and technological risks and uncertainties.

        This list of factors is not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that would impact our business. Additional information regarding these and other factors may be contained in our filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K. All such risk factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

iii

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in or incorporated by reference into this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether or not to invest in the notes. For a more complete understanding of our company and the notes, we encourage you to read this entire document, including "Risk Factors," the financial information included in or incorporated by reference into this prospectus and the documents to which we have referred.

        Unless otherwise indicated or required by the context, as used in this prospectus, the terms "we," "our" and "us" refer to Alliant Techsystems Inc. and all its subsidiaries that are consolidated under accounting principles generally accepted in the United States, or GAAP. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2004, we are referring to the fiscal year ended on March 31 of that year.

Our Company

Overview

        We are a supplier of aerospace and defense products to the U.S. Government, U.S. allies, and major prime contractors. We are also a supplier of ammunition to federal and local law enforcement agencies and commercial markets. During fiscal 2004, we operated through three operating segments: Aerospace, Ammunition and Precision Systems.

          Aerospace—The Aerospace operating segment supplies solid propulsion systems for commercial and government space launch vehicles, strategic missiles, and missile defense interceptors; and provides operations and technical support services for space launches. We supply high-performance composite structures for space launch vehicles, rocket motor casings, military and commercial aircraft, and spacecraft structures. Additionally, we design and manufacture engineered reflectors and structures for satellite systems and high-temperature products for aerospace and commercial applications using ceramic matrix composites.

          Ammunition—The Ammunition operating segment supplies small-caliber military ammunition, medium-caliber ammunition, ammunition and rocket propellants, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.

          Precision Systems—The Precision Systems operating segment supplies gun-launched guided and conventional munitions, tactical missile systems, propulsion for missile defense systems, tactical rocket motors and warheads, upper stages for spacecraft and launch vehicles, advanced hypervelocity and air-breathing propulsion systems for space vehicles and weapon systems, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, electronic warfare and support systems, barrier systems, lithium and lithium-ION batteries for military and aerospace applications, large-caliber ammunition and medium-caliber gun systems.

        Effective April 1, 2004, we realigned our business operations, forming a new segment, Advanced Propulsion and Space Systems. Following this realignment, and the acquisition of Mission Research Corporation, we have five segments: ATK Thiokol, Ammunition, Precision Systems, Advanced Propulsion and Space Systems, and ATK Mission Research. The April 1, 2004 realignment is not reflected in the information contained in our annual report filed on Form 10-K, which is incorporated by reference into this prospectus. This realignment, however, is reflected in our current reports filed on

Form 8-K, dated June 1, 2004 and June 10, 2004, which are also incorporated by reference into this prospectus. The fiscal 2005 segments are as follows:

          ATK Thiokol—The ATK Thiokol segment is a solid rocket motor manufacturer, providing motors for human access to space (Space Shuttle), land- and sea-based strategic missiles, commercial and government space launch vehicles, and missile defense interceptors. The segment also provides advanced ordnance products, demilitarization products and services, operations and technical support for space launches, energetic materials, materials/structures for high temperature and hypersonic environments, and engineering and technical services for the advancement of propulsion systems and energetic materials.

          Ammunition—The Ammunition segment supplies small-caliber military ammunition, medium-caliber ammunition, ammunition and rocket propellants, energetic materials, commercial and military smokeless powder, law enforcement and sporting ammunition, and ammunition-related products.

          Precision Systems—The Precision Systems segment develops, demonstrates, and manufactures gun-launched guided and conventional large-caliber ammunition, tactical missile systems, tactical rocket motors and warheads, composite structures for aircraft and weapons systems, soldier weapon systems, air weapon systems, fuzes and proximity sensors, missile warning and radar jamming systems, electronic warfare support systems, barrier systems, lithium and lithium-ION batteries for military and aerospace applications, and medium-caliber gun systems.

          Advanced Propulsion and Space Systems—The Advanced Propulsion and Space Systems segment supplies solid propellant rocket motors, integrated boosters and upper stages, advanced ordnance, and control systems for missile defense, space, strategic, tactical, and commercial applications; high-performance composite structures for space launch vehicles, rocket motor casings, military and commercial aircraft; telescope, satellite and spacecraft structures, optical benches, and antenna reflectors; and advanced hypervelocity and airbreathing propulsion systems for aerospace vehicles and weapon systems.

          ATK Mission Research—The ATK Mission Research segment is a developer of advanced technologies that address emerging national security and homeland defense requirements in such areas as directed energy; electro-optical and infrared sensors; aircraft sensor integration; high-performance antennas and radomes; advanced signal processing; and specialized composites.

        Our sales are predominantly derived from contracts with agencies of the U.S. Government and its prime contractors and subcontractors. The various U.S. Government customers, which include the U.S. Army, the National Aeronautics and Space Administration (NASA), the U.S. Air Force, and the U.S. Navy, exercise independent purchasing power. In fiscal 2004, $1,810 million of $2,366 million, or 77%, of our sales were to the U.S. Government.

        For more information about our business segments, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2004, and our current reports on Form 8-K, dated June 1, 2004 and June 10, 2004.

        Our principal executive offices are located at 5050 Lincoln Drive, Edina, Minnesota 55436. Our telephone number is (952) 351-3000. Our common stock is listed on the New York Stock Exchange under the symbol "ATK." We maintain a website at www.atk.com, however, the information on our website is not part of this prospectus, and you should rely only on the information contained in this prospectus and in the documents incorporated by reference into this prospectus when making a decision as to whether or not to invest in the notes.

The Notes

        The summary below describes the principal terms of the notes to be offered from time to time by the selling securityholders. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Alliant Techsystems Inc.
Notes Offered	$280,000,000 in aggregate principal amount of 2.75% Convertible Senior Subordinated Notes due 2024.
Maturity	February 15, 2024, unless earlier converted, redeemed or repurchased.
Guarantees
The notes are guaranteed on an unsecured, senior subordinated basis by substantially all of our subsidiaries. The subsidiary guarantees will remain in effect only to the extent that our 8 1/2% senior subordinated notes due 2011 are outstanding or we otherwise issue senior subordinated indebtedness which is guaranteed by any of our subsidiaries.
Ranking
The notes are our direct, unsecured, senior subordinated obligations. The notes rank junior to all of our existing and future senior indebtedness, equal in priority with all of our existing and future unsecured, senior subordinated indebtedness, and senior in right of payment to any subordinated indebtedness that we may incur in the future. The notes effectively rank junior to all of our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. The notes effectively rank junior to our non-guarantor subsidiaries' indebtedness and other liabilities, including trade payables. The subsidiary guarantees of the notes rank junior in right of payment to senior indebtedness of our subsidiary guarantors and equal in priority with senior subordinated indebtedness of our subsidiary guarantors, including their guarantees of our 8 1/2% senior subordinated notes.

As of March 31, 2004, our long-term debt consisted of $1,080 million, $400 million of which was senior indebtedness. Our non-guarantor subsidiaries had de minimus levels of indebtedness and other liabilities outstanding, including trade debt.
Interest Payment	2.75% per year on the principal amount, payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2004.

Contingent Interest
Beginning with the period commencing on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter commencing on February 15, 2010, we will pay contingent interest during the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The amount of contingent interest payable per $1,000 principal amount of notes during the applicable interest period will equal an annual rate of 0.30% of the average trading price of such $1,000 principal amount of notes during the applicable five-trading-day reference period, payable in arrears.
Conversion Rights
Prior to the maturity date, holders may surrender notes for conversion into shares of our common stock at a conversion rate of 12.5843 shares per $1,000 principal amount of notes (equal to a conversion price of approximately $79.46 per share), subject to adjustment, in the following circumstances:
•
during any fiscal quarter commencing after March 31, 2004, if the last reported sale price of our common stock is greater than or equal to 130% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;
• if we have called the notes for redemption and the redemption has not yet occurred; or
• upon the occurrence of specified corporate transactions described under "Description of Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions."

You will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest, including contingent interest and additional amounts, if any, will be deemed paid by the common stock or cash delivered to you upon conversion. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.
Upon a surrender of your notes for conversion, we are required to satisfy our obligations either solely in cash or solely in shares of our common stock. We currently intend to satisfy our obligation solely in cash. However, at any time prior to maturity, we retain the right to amend the indenture to require us to satisfy 100% of the principal amount of the notes solely in cash, with any remaining amounts to be satisfied in cash, common stock or a combination of cash and common stock as described under "Description of Notes—Conversion Rights—Payment Upon Conversion."
Optional Redemption
The notes are not redeemable prior to August 20, 2009. On or after August 20, 2009, we may redeem some or all of the notes in cash, at any time, upon at least 30 days' notice at a price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption.
Repurchase of Notes at the Option of the Holder
You may require us to repurchase in cash all or a portion of your notes on August 15, 2009, February 15, 2014 and February 15, 2019 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including, the date of repurchase.
Fundamental Change
If we undergo a fundamental change (as defined in this prospectus) prior to maturity, you will have the right, at your option, to require us to repurchase in cash all or a portion of your notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the date of repurchase.
Use of Proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion.
Federal U.S. Income Tax Considerations
The notes are debt instruments subject to the United States federal income tax regulations governing contingent payment debt instruments, including our determination of the rate at which interest will accrue for United States federal income tax purposes. We intend to compute and report accruals of interest based upon a yield of 6.125% per year, computed on a semiannual bond equivalent basis, which we have determined represents the yield required to be reported under applicable Treasury

Regulations. You will be required to include such interest on the notes in your gross income as it accrues regardless of your method of tax accounting. The rate at which the interest will accrue on the notes will exceed payment of cash interest.

In accordance with our application of the contingent payment debt tax regulations, you will also recognize gain or loss on the sale, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any common stock received, and your adjusted tax basis in the note. Any gain recognized by you generally will be treated as ordinary interest income. Any loss will be treated as ordinary loss to the extent of the interest previously included in income and, thereafter, as capital loss. See "Important United States Federal Tax Considerations."
Trustee, Paying Agent and Conversion Agent	BNY Midwest Trust Company.
Book-Entry Form
The notes were issued in book-entry form and are represented by a global certificate deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities except in limited circumstances.
Trading
The notes are not listed on any securities exchange or included in any automated quotation system, nor do we intend to list them on any. While the initial purchasers in connection with the private placement have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue market making activities at any time without notice. We cannot assure you that any active or liquid market will exist or develop for the notes.
Trading Symbol for Our Common Stock	Our common stock is quoted on the New York Stock Exchange under the trading symbol "ATK."
Risk Factors
You should carefully consider the information set forth in the section of this prospectus entitled "Risk Factors" as well as the other information included in or incorporated by reference into this prospectus before deciding whether to invest in the notes.

Selected Historical Consolidated Financial Information

        The following selected historical consolidated financial information about us as of March 31, 2003 and 2004 and for each of the three years in the period ended March 31, 2004 has been derived from, and should be read together with, our audited consolidated financial statements, and the related notes, which are incorporated by reference into this prospectus. The selected historical consolidated financial information about us as of March 31, 2000, 2001 and 2002 and for each of the two years in the period ended March 31, 2001 has been derived from our audited consolidated financial statements and the related notes, which do not appear in and are not incorporated by reference into this prospectus. The information should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended March 31, 2004, and our Form 8-K dated June 1, 2004, which are incorporated by reference into this prospectus.

	Year Ended March 31,
	2000	2001	2002	2003	2004
	(dollars in thousands)
Results of Operations:
Sales	$1,077,520	$1,141,949	$1,801,605	$2,172,135	$2,366,193
Cost of sales	861,433	905,574	1,420,348	1,692,742	1,872,253

Gross profit	216,087	236,375	381,257	479,393	493,940
Operating expenses:
Research and development	11,177	11,575	20,589	26,849	28,936
Selling	25,188	24,372	44,063	64,200	67,204
General and administrative	59,149	64,334	92,923	112,801	120,737

Total operating expenses	95,514	100,281	157,575	203,850	216,877

Income from continuing operations before interest income taxes, and minority interest expense	120,573	136,094	223,682	275,543	277,063
Interest expense, net(1)	(33,343)	(32,700)	(102,348)	(78,066)	(59,267)

Income from continuing operations before income taxes and minority interest expense	87,230	103,394	121,334	197,477	217,796
Income tax provision	22,778	35,473	46,107	77,020	55,041

Income from continuing operations before minority interest expense	64,452	67,921	75,227	120,457	162,755
Minority interest expense, net of income taxes	—	—	1,240	—	450

Income from continuing operations	64,452	67,921	73,987	120,457	162,305
Gain (loss) on disposal of discontinued operations, net of income taxes(2)	9,450	—	(4,660)	—

Income before cumulative effect of change in accounting principle	73,902	67,921	69,327	120,457	162,305
Cumulative effect of change in accounting principle, net of income taxes(3)	—	—	—	3,830	—

Net income	$73,902	$67,921	$69,327	$124,287	$162,305

Other Data:
Depreciation and amortization	$47,822	$44,980	$78,673	$67,134	$69,918
Capital expenditures	45,573	24,755	42,884	54,171	58,754
Balance Sheet Data (at end of period):
Net current assets (liabilities)	$(5,543)	$40,860	$295,062	$284,263	$377,294
Net property, plant and equipment	335,628	303,188	464,830	463,736	465,786
Total assets	905,984	879,504	2,190,201	2,483,043	2,833,329
Long-term debt (including current portion)	332,759	277,109	872,443	825,187	1,080,000
Total stockholders' equity	114,947	198,332	556,801	477,924	564,200

(1)
On April 1, 2003, we adopted Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this Statement eliminates the requirement that gains and losses from extinguishment of debt be classified as extraordinary items. Upon adoption of SFAS No. 145, we reclassified losses on extinguishment of debt that were classified as extraordinary items in prior periods to interest expense.

(2)
In fiscal 2002, we recorded a $4.7 million loss on disposal of discontinued operations, net of $2.9 million of income taxes, due to the settlement of litigation related to our former Marine Systems operations. In fiscal 2000, we received net proceeds from an insurance settlement relating to our former demilitarization operations, resulting in a gain on disposal of discontinued operations of $9.5 million, net of $0.1 million in taxes.

(3)
In fiscal 2003, we recorded a gain of $3.8 million, net of $2.4 million of income taxes, for the write-off of negative goodwill as a cumulative effect of change in accounting principles upon adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

RISK FACTORS

        An investment in the notes represents a high degree of risk. There are a number of factors associated with our business which could affect your decision whether to invest in the notes or the common stock issued upon conversion of the notes. The following discussion describes the material risks currently known to us. However, additional risks that we do not know about or that we currently view as immaterial may also impair our business or adversely impact an investment in the notes or the common stock issued upon conversion of the notes. You should carefully consider the risks described below together with the other information contained in, or incorporated by reference into, this prospectus before making a decision to invest in the notes.

Risks Related to Our Business

We have a substantial amount of debt and the cost of servicing that debt could adversely affect our business and hinder our ability to make payments on the notes, and this risk could increase if we incur more debt.

        We have a substantial amount of indebtedness. As of March 31, 2004, we had total consolidated debt of approximately $1,080 million. In addition, we had approximately $72 million of outstanding but undrawn letters of credit and, taking into account these letters of credit, an additional $228 million of availability under our senior credit facilities' revolving credit facility. Subject to the limits contained in the indenture for these notes, the indenture for our 8 1/2% senior subordinated notes, and our senior credit facilities, we may incur additional debt. If we incur additional indebtedness, the risks that we now face as a result of our indebtedness could intensify.

        We have demands on our cash resources in addition to interest and principal payments on the notes, including, among others, operating expenses, and interest and amortization payments under our senior credit facilities and our 8 1/2% senior subordinated notes. Our level of indebtedness and these significant demands on our cash resources could have important effects on your investment in the notes. For example they could:

  •
  make it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the amount of our cash flow available for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in the defense and aerospace industries;

  •
  place us at a competitive disadvantage compared to our competitors that have lower debt service obligations and significantly greater operating and financing flexibility than we do;

  •
  limit, along with the financial and other restrictive covenants applicable to our indebtedness, among other things, our ability to borrow additional funds;

  •
  increase our vulnerability to general adverse economic and industry conditions; and

  •
  result in an event of default upon a failure to comply with financial covenants contained in our senior credit facilities which, if not cured or waived, could have a material adverse effect on our business, financial condition or results of operations.

        Our ability to pay interest on the notes, to repay our long-term debt, including the notes, our 8 1/2% senior subordinated notes and our senior credit facilities, and to satisfy our other liabilities will depend upon our future operating performance and our ability to refinance our debt as it becomes due. Our future operating performance and ability to refinance will be affected by prevailing economic conditions at that time and financial, business and other factors, many of which are beyond our control.

        If we are unable to service our indebtedness and fund our operating costs, we will be forced to adopt alternative strategies that may include:

  •
  reducing or delaying capital expenditures;

  •
  seeking additional debt financing or equity capital;

  •
  selling assets; or

  •
  restructuring or refinancing debt.

        There can be no assurance that any such strategies could be implemented on satisfactory terms, if at all.

We are a holding company and if our operating subsidiaries do not generate sufficient cash flow or to the extent our operating subsidiaries are not guaranteeing the notes, if they are not able to pay dividends or otherwise distribute their cash to us, we may not be able to service our indebtedness, including the notes.

        We are structured as a holding company. Our only significant asset is the capital stock or other equity interests of our operating subsidiaries. As a holding company, we conduct all of our business through our subsidiaries. Consequently, our cash flow and ability to service our debt obligations, including the notes, are dependent upon the earnings of our operating subsidiaries to the extent our operating subsidiaries are not guaranteeing the notes, and the distribution of those earnings to us, or upon loans, advances or other payments made by these subsidiaries to us. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. We cannot assure you that the earnings of our operating subsidiaries will be adequate for us to service our debt obligations, including the notes.

The indenture governing our 8 1/2% senior subordinated notes and our senior credit facilities restrict our ability and the ability of some of our subsidiaries to engage in certain activities.

        The indenture governing our 8 1/2% senior subordinated notes restricts our ability to, among other things:

  •
  incur additional debt;

  •
  pay dividends on or redeem or repurchase capital stock;

  •
  make certain investments;

  •
  incur or permit to exist certain liens;

  •
  enter into transactions with affiliates;

  •
  merge, consolidate or amalgamate with another company;

  •
  transfer or otherwise dispose of assets, including capital stock of subsidiaries;

  •
  redeem subordinated debt; and

  •
  enter into any agreements that restrict dividends from subsidiaries.

        In addition, our senior credit facilities contain other and more restrictive covenants, including financial covenants that will require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to meet these covenants or requirements may be affected by events beyond our control, and we cannot assure you that we will satisfy these covenants and requirements. A breach of these restrictive covenants or our inability to comply with the financial ratios, tests or other restrictions could result in an event of default under our senior credit facilities and/or the indenture governing our 8 1/2% senior subordinated notes. Upon the occurrence of an event of default under our senior credit facilities, the lenders could elect to declare all amounts outstanding under our senior credit facilities, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness. If the lenders under our senior credit facilities accelerate the payment of the indebtedness, there can be no assurance that our assets would be sufficient to repay in full such indebtedness and our other indebtedness, including the notes and our 8 1/2% senior subordinated notes. The above restrictions could limit our ability to obtain future financing and may prevent us from taking advantage of attractive business opportunities.

Our business could be adversely impacted by reductions or changes in NASA or U.S. Government military spending.

        As the majority of our sales are to the U.S. Government and its prime contractors, we depend heavily on the contracts underlying these programs. Also, a significant portion of our sales come from a small number of contracts. Our top five contracts, all of which are contracts with the U.S. Government, accounted for approximately 39% of fiscal 2004 sales. Our largest contract, the Reusable Solid Rocket Motors (RSRM) for NASA's Space Shuttle, represented 16% of our total fiscal 2004 sales and the military small-caliber ammunition contract at Lake City contributed approximately 12% of total fiscal 2004 sales.

        In January 2004, President Bush announced a new space exploration program, which commits the United States to a long-term human and robotic program to explore the solar system, starting with a return to the Moon. The program anticipates the Space Shuttle will be retired from service as early as 2010, to be replaced by a new spacecraft. Although we expect that the RSRM will be part of the NASA launch system supporting the follow-on to the Space Shuttle Program, and we believe that our RSRM and RSRM derivatives will be important to achieving an affordable launch system for the alternatives now under consideration, future programs and levels of government spending cannot be predicted with certainty. The loss or significant reduction of a material program in which we participate could have a material adverse effect on our operating results, financial condition, or cash flows.

        U.S. Government contracts are also dependent on the continuing availability of Congressional appropriations. Congress usually appropriates funds for a given program on a fiscal year basis even though contract performance may take more than one year. As a result, at the outset of a major program, the contract is usually incrementally funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. In addition, most U.S. Government contracts are subject to modification if funding is changed. Any failure by Congress to appropriate additional funds to any program in which we participate, or any contract modification as a result of funding changes, could materially delay or terminate the program. This could have a material adverse effect on our operating results, financial condition, or cash flows.

We may not be able to react to increases in our costs due to the nature of our U.S. Government contracts.

        Our U.S. Government contracts can be categorized as either "cost-plus" or "fixed-price."

        Cost-Plus Contracts.    Cost-plus contracts are either cost-plus-fixed-fee, cost-plus-incentive-fee, or cost-plus-award-fee contracts. Cost-plus-fixed-fee contracts allow us to recover our approved costs plus a fixed fee. Cost-plus-incentive-fee contracts and cost-plus-award-fee contracts allow us to recover our approved costs plus a fee that can fluctuate based on actual results as compared to contractual targets for factors such as cost, quality, schedule, and performance.

        Fixed-Price Contracts.    Fixed-price contracts are either firm-fixed-price, fixed-price-incentive, or fixed-price-level-of-effort contracts. Under firm-fixed-price contracts, we agree to perform certain work for a fixed price and absorb any cost underruns or overruns. Fixed-price-incentive contracts are fixed-price contracts under which the final contract prices may be adjusted based on total final costs compared to total target cost, and may be affected by schedule and performance. Fixed-price-level-of-effort contracts allow for a fixed price per labor hour, subject to a contract cap. All fixed-price contracts present the inherent risk of unreimbursed cost overruns, which could have a material adverse effect on our operating results, financial condition, or cash flows. The U.S. Government also regulates the accounting methods under which costs are allocated to U.S. Government contracts.

        The following table summarizes how much each of these types of contracts contributed to our U.S. Government business in fiscal 2004:

Cost-plus contracts:
Cost-plus-fixed-fee	10%
Cost-plus-incentive-fee/cost-plus-award-fee	31%
Fixed-price contracts:
Firm-fixed-price	51%
Fixed-price-incentive/fixed-price-level-of-effort	8%

TOTAL	100%

Our U.S. Government contracts are subject to termination.

        We are subject to the risk that the U.S. Government may terminate its contracts with its suppliers, either for its convenience or in the event of a default by the contractor. If a cost-plus contract is terminated, the contractor is entitled to reimbursement of its approved costs. If the contractor would have incurred a loss had the entire contract been performed, then no profit is allowed by the government. If the termination is for convenience, the contractor is also entitled to receive payment of a total fee proportionate to the percentage of the work completed under the contract. If a fixed-price contract is terminated, the contractor is entitled to receive payment for items delivered to and accepted by the U.S. Government. If the termination is for convenience, the contractor is also entitled to receive fair compensation for work performed plus the costs of settling and paying claims by terminated subcontractors, other settlement expenses, and a reasonable profit on the costs incurred or committed. If a contract termination is for default:

  •
  the contractor is paid an amount agreed upon for completed and partially completed products and services accepted by the U.S. Government;

  •
  the U.S. Government is not liable for the contractor's costs for unaccepted items, and is entitled to repayment of any advance payments and progress payments related to the terminated portions of the contract; and

  •
  the contractor may be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

We are subject to procurement and other related laws and regulations, non-compliance with which may expose our business to adverse consequences.

        We are subject to extensive and complex U.S. Government procurement laws and regulations, along with ongoing U.S. Government audits and reviews of contract procurement, performance, and administration. Our business could suffer adverse consequences if we were to fail to comply, even inadvertently, with these laws and regulations or with laws governing the export of munitions and other controlled products and commodities, or commit a significant violation of any other federal law. These consequences could include contract termination, civil and criminal penalties, and under certain circumstances, suspension and debarment from future U.S. Government contracts for a period of time. In addition, foreign sales are subject to greater variability and risk than our domestic sales. Foreign sales subject us to numerous stringent U.S. and foreign laws and regulations, including regulations relating to import-export control, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Failure to comply with these laws and regulations could result in material adverse consequences to our business.

Novation of U.S. Government contracts involves risk.

        When U.S. Government contracts are transferred from one contractor to another, such as in connection with the sale of a business, the U.S. Government may require that the parties enter into a novation agreement. A novation agreement generally provides that:

  •
  the transferring contractor guarantees or otherwise assumes liability for the performance of the acquiring contractor's obligations under the contract;

  •
  the acquiring contractor assumes all obligations under the contract; and

  •
  the U.S. Government recognizes the transfer of the contract and related assets.

        In connection with recent acquisitions, we have completed novation agreements covering U.S. Government contracts acquired in the Boeing Ordnance and Science and Applied Technology acquisitions. These novation agreements provide that we assume all obligations under the acquired contracts and that the U.S. Government recognizes the transfers to us of the acquired contracts and related assets. Under each novation agreement, the acquired contracts are scheduled to be performed over time, and it is not expected that they will be fully and finally discharged for several years. Under each novation agreement, the seller of the respective assets has agreed to indemnify us against any liability that we may incur under the novation agreement caused by any prior failure by the seller to perform its obligations under its respective novated contracts. We have agreed to indemnify the seller against any liability that the seller may incur under the novation agreement caused by our failure to perform our obligations under the novated contracts. We were not required to novate the U.S. Government contracts acquired in the Thiokol acquisition because we acquired the stock of Cordant Technologies, Inc., the entity that owned the assets and liabilities of the Thiokol propulsion business, rather than the assets of the business. We have provided the U.S. Government with a corporate guarantee that our obligations under the contracts will be fulfilled. We did not acquire any U.S. Government contracts that required novation in the acquisition of the civil ammunition business. We were not required to novate the U.S. Government contracts acquired in our acquisitions of Composite Optics, Inc. or Mission Research Corporation because we acquired their stock, rather than the assets of the business. We have not determined whether novation agreements will be required in connection with the Micro Craft Inc. and GASL, Inc. acquisition.

Other risks associated with U.S. Government contracts may expose our business to adverse consequences.

        Like all U.S. Government contractors, we are subject to risks associated with uncertain cost factors related to:

  •
  scarce technological skills and components;

  •
  the frequent need to bid on programs in advance of design completion, which may result in unforeseen technological difficulties and/or cost overruns;

  •
  the substantial time and effort required for design and development;

  •
  design complexity;

  •
  rapid obsolescence; and

  •
  the potential need for design improvement.

We are subject to intense competition and therefore may not be able to compete successfully.

        We encounter competition for most contracts. Some of these competitors have substantially greater financial, technical, marketing, manufacturing, distribution, and other resources. Our ability to compete for these contracts depends to a large extent upon:

  •
  our effectiveness and innovativeness of research and development programs;

  •
  our ability to offer better program performance than our competitors at a lower cost;

  •
  our readiness with respect to facilities, equipment, and personnel to undertake the programs for which we compete; and

  •
  our past performance and demonstrated capabilities.

        In some instances, the U.S. Government directs a program to a single supplier. In these cases, there may be other suppliers who have the capability to compete for the programs involved, but they can only enter or reenter the market if the U.S. Government chooses to open the particular program to competition. Our sole-source contracts accounted for 56% of our U.S. Government sales in fiscal 2004 and include the following programs: reusable solid rocket motor (RSRM) Space Shuttle boosters, Trident II missiles, Minuteman III Propulsion Replacement Program, Titan IV solid rocket motor upgrade space boosters, Advanced Medium-Range Air-to-Air Missile (AMRAAM), Hellfire, Sensor Fuzed Weapon propulsion systems, M830A1 multi-purpose tank ammunition rounds, Volcano anti-tank scatterable barriers, M789 Lightweight 30 High Explosive Dual Purpose (HEDP) fuze for medium-caliber ammunition, the AAR-47 missile warning system, Javelin launch tubes, M829A3 tank ammunition, Solid Divert and Attitude Control Systems and Third Stage Rocket Motors (SDACS/TSRM), STAR™Motors, Advanced Anti-Radiation Guided Missile (AARGM), Mobile Ground-to-Air Radar Jamming System (MGARJS), and the XM-29/XM-8/XM-25 Family of Gun Systems.

        In the commercial ammunition and accessories markets, we compete against manufacturers that have well-established brand names and strong market positions.

        We generally face competition from a number of competitors in each business area, although no single competitor competes along all three of our operating segments. Our principal competitors in each of our operating segments are as follows:

          Aerospace: Aerojet-General Corporation, a subsidiary of GenCorp Inc.; Pratt & Whitney Space and Missile Propulsion of United Technologies Corporation; The Boeing Company; Lockheed Martin Corporation; Raytheon Company; Bell Helicopter Textron, a subsidiary of Textron Inc.; Northrop Grumman Corporation; Applied Aerospace Structures Corporation; Programmed Composites Inc., a division of Pressure Systems, Inc.; GKN plc; Aurora Bearing Company; AAR Corp.; Ducommun Incorporated; Marion and Lincoln Composites, both subsidiaries of General Dynamics Corporation; Vought Aircraft Industries, Inc.; and Goodrich Corporation.

          Ammunition: General Dynamics Ordnance and Tactical Systems, Inc. (GD-OTS), a subsidiary of General Dynamics Corporation; SNC Technologies, Inc.; Winchester Ammunition of Olin Corporation; Remington; and various importers, including P.M.C., Fiocchi, and Selliers & Belloitt.

          Precision Systems: GD-OTS; Raytheon Company; Textron Inc.; L3/KDI; L3/Bulova Technologies; and Giat Industries S.A.

        The downsizing of the munitions industrial base has resulted in a reduction in the number of competitors through consolidations and departures from the industry. This has reduced the number of competitors for some programs, but has strengthened the capabilities of some of the remaining competitors. In addition, it is possible that there will be increasing competition from the remaining competitors in business areas where they do not currently compete, particularly in those business areas dealing with electronics.

Disruptions in the supply of key raw materials and difficulties in the supplier qualification process, as well as increases in prices of raw materials, could adversely impact our business.

        Key raw materials used in our operations include aluminum, steel, steel alloys, copper, brass, lead, graphite fiber, prepreg, hydroxy terminated polybutadiene, epoxy resins and adhesives, ethylene propylene diene monomer rubbers, cotton fiber, wood pulp cellulose, diethylether, x-ray film, plasticizers and nitrate esters, impregnated ablative materials, various natural and synthetic rubber compounds, polybutadiene, acrylonitrile, and ammonium perchlorate. We also purchase chemicals;

electronic, electro-mechanical and mechanical components; subassemblies; and subsystems which are integrated with the manufactured parts for final assembly into finished products and systems.

        We closely monitor sources of supply to assure that adequate raw materials and other supplies needed in manufacturing processes are available. As a U.S. Government contractor, we are frequently limited to procuring materials and components from sources of supply approved by the U.S. Department of Defense. In addition, as business conditions, the U.S. Department of Defense budget, and Congressional allocations change, suppliers of specialty chemicals and materials sometimes consider dropping low volume items from their product lines, which may require, as it has in the past, qualification of new suppliers for raw materials on key programs. The supply of ammonium perchlorate, a principal raw material used in our operations, is limited to a single source that supplies the entire domestic solid propellant industry. This single source, however, maintains two separate manufacturing lines a reasonable distance apart, which mitigates the likelihood of a fire, explosion, or other problem impacting all production. We also presently rely on one primary supplier for graphite fiber, which is used in the production of composite materials. This supplier has multiple manufacturing lines for graphite fiber. Although other sources of graphite fiber exist, the addition of a new supplier would require us to qualify the new source for use.

        Current suppliers of some insulation materials used in rocket motors have announced plans to close manufacturing plants and discontinue product lines. These materials include polymers used in ethylene propylene diene monomer rubber insulation and aerospace grade rayon used in nozzles. We have qualified new replacement materials for some programs. For other programs, we have produced sufficient inventory to cover program requirements through 2004 and are in the process of qualifying new replacement materials. We expect these new materials to be qualified in time to meet future production needs.

        We are also impacted by increases in the prices of raw materials used in production on fixed-price contracts. Most recently, we have seen an increase in the price of commodity metals, primarily lead, copper, and zinc.

        Prolonged disruptions in the supply of any of our key raw materials, difficulty completing qualification of new sources of supply, implementing use of replacement materials or new sources of supply, or a continuing increase in the prices of raw materials could have a material adverse effect on our operating results, financial condition, or cash flows.

Due to the volatile and flammable nature of our products, fires or explosions may disrupt our business.

        Many of our products involve the manufacture and/or handling of a variety of explosive and flammable materials. From time to time, these activities have resulted in incidents which have temporarily shut down or otherwise disrupted some manufacturing processes, causing production delays and resulting in liability for workplace injuries and fatalities. We have safety and loss prevention programs which require detailed pre-construction reviews of process changes and new operations, along with routine safety audits of operations involving explosive materials, to mitigate such incidents, as well as a variety of insurance policies. However, we cannot ensure that we will not experience similar incidents in the future or that any similar incidents will not result in production delays or otherwise have a material adverse effect on our results of operations, financial condition, or cash flows.

We are subject to environmental rules and regulations, non-compliance with which may expose our business to adverse consequences.

        Our operations and ownership or use of real property are subject to a number of federal, state, and local environmental laws and regulations. At certain sites that we currently own or operate or formerly owned or operated, there is known or potential contamination that we are required (by law or pursuant to contractual obligations) to investigate or remediate. We could incur substantial costs, including remediation costs, fines, and penalties, or third-party property damage or personal injury claims, as a result of violations or liabilities of environmental laws or non-compliance with environmental permits.

        As of March 31, 2004, the estimated discounted range of reasonably estimated possible costs of environmental remediation was $48 million to $74 million. We expect that a portion of our environmental compliance and remediation costs will be recoverable under U.S. Government contracts. Some of the remediation costs that are not recoverable from the U.S. Government that are associated with facilities purchased in a business acquisition may be covered by various indemnification agreements, as described below.

  •
  As part of our acquisition of the Hercules Aerospace Company in fiscal 1995, we assumed responsibility for environmental compliance at the facilities acquired from Hercules (the Hercules Facilities). We believe that a portion of the compliance and remediation costs associated with the Hercules Facilities will be recoverable under U.S. Government contracts, and that those environmental remediation costs not recoverable under these contracts will be covered by Hercules Incorporated (Hercules) under environmental agreements entered into in connection with the Hercules acquisition. Under these agreements, Hercules has agreed to indemnify us for environmental conditions relating to releases or hazardous waste activities occurring prior to our purchase of the Hercules Facilities; fines relating to pre-acquisition environmental compliance; and environmental claims arising out of breaches of Hercules's representations and warranties. Hercules is not required to indemnify us for any individual claims below $50,000. Hercules is obligated to indemnify us for the lowest cost response of remediation required at the facility that is acceptable to the applicable regulatory agencies. We are not responsible for conducting any remedial activities with respect to the Kenvil, NJ facility or the Clearwater, FL facility. Hercules's environmental indemnity obligation relating to contamination on federal lands remains effective, provided that we give notice of any claims related to federal lands on or before December 31, 2005.

  •
  We generally assumed responsibility for environmental compliance at the Thiokol Facilities acquired from Alcoa Inc. in fiscal 2002. While we expect that a portion of the compliance and remediation costs associated with the acquired Thiokol Facilities will be recoverable under U.S. Government contracts, we have recorded an accrual to cover those environmental remediation costs at these facilities that will not be recovered through U.S. Government contracts. In accordance with our agreement with Alcoa, we notified Alcoa of all known environmental remediation issues as of January 30, 2004. Of these known issues, we are responsible for any costs not recovered through U.S. Government contracts at Thiokol Facilities up to $29 million, we and Alcoa have agreed to split evenly any amounts between $29 million and $49 million, and we are responsible for any payments in excess of $49 million.

  •
  With respect to the civil ammunition business' facilities purchased from Blount in fiscal 2002, Blount has agreed to indemnify us for certain compliance and remediation liabilities, to the extent those liabilities are related to pre-closing environmental conditions at or related to these facilities. Some other remediation costs are expected to be paid directly by a third party pursuant to an existing indemnification agreement with Blount. Blount's indemnification obligations relating to environmental matters, which extend through December 7, 2006, are capped at $30 million, less any other indemnification payments made for breaches of representations and warranties. The third party's obligations, which extend through November 4, 2007, are capped at approximately $125 million, less payments previously made.

        We cannot ensure that the U.S. Government, Hercules, Alcoa, Blount or other third parties will reimburse us for any particular environmental costs or reimburse us in a timely manner or that any claims for indemnification will not be disputed. U.S. Government reimbursements for cleanups are financed out of a particular agency's operating budget and the ability of a particular governmental agency to make timely reimbursements for cleanup costs will be subject to national budgetary constraints. Our failure to obtain full or timely reimbursement from the U.S. Government, Hercules, Alcoa, Blount or other third parties could have a material adverse effect on our operating results, financial condition, or cash flows.

        In December 2001, we received notice from the State of Utah of a potential claim against us under Section 107(f) of CERCLA for natural resource damages at Bacchus, one of the Hercules Facilities in Magna, Utah. The notice letter, which was issued to preserve the State's rights under CERCLA, also expressly acknowledged the State's willingness to allow us to go forward with our currently-planned monitoring and remediation program. The State's preliminary estimate of damages contained in this claim was $139 million, which is based on known and alleged groundwater contamination at and near Bacchus and is related to Hercules's manufacturing operations at the site. We have had discussions with the State regarding this claim and entered into a tolling agreement with the State in fiscal 2002. In fiscal 2003, we entered into a similar tolling agreement with the State regarding the Promontory facility that was acquired from Alcoa in the acquisition of Thiokol. These agreements effectively defer the bringing of any potential claim against us by the State for a period of at least 10 years. They allow us time to continue to identify and address the contamination by the normal and planned regulatory remediation processes in Utah. Although we have previously made accruals for our best estimate of the probable and reasonably estimable costs related to the remediation obligations known to us with respect to the affected areas, we cannot yet predict if or when a suit may be filed against us, nor can we determine any additional costs that may be incurred in connection with this matter.

        While we have environmental management programs in place to mitigate these risks, and environmental laws and regulations have not had a material adverse effect on our operating results, financial condition, or cash flows in the past, it is difficult to predict whether they will have a material impact in the future.

Risks Related to the Notes

Because the holders of our senior indebtedness, including our senior credit facilities, will have the right to receive payment in full before any payments can be made in respect of the notes, and our 8 1/2% senior subordinated notes will be pari passu with the notes, our assets may not be sufficient to assure repayment of the notes.

        The notes are our general unsecured, senior subordinated obligations. Accordingly, the notes rank junior to all of our existing and future senior indebtedness and pari passu with all of our existing and future senior subordinated indebtedness, including our 8 1/2% senior subordinated notes. In addition, the notes effectively rank junior to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries that do not guarantee the notes. The subsidiary guarantees of the notes rank junior to all existing and future senior indebtedness of our subsidiary guarantors, including guarantees of our obligations under our senior credit facilities, and pari passu with all existing and future senior subordinated indebtedness of our subsidiary guarantors, including their guarantees of our obligations under our 8 1/2% senior subordinated notes. Not including the notes, as of March 31, 2004, we had $400 million of senior indebtedness outstanding and $400 million of senior subordinated indebtedness outstanding, which consisted of our 8 1/2% senior subordinated notes.

        In the event of our insolvency, liquidation or other reorganization, all senior indebtedness and all secured indebtedness must be paid in full before any amounts owed under the notes may be paid. Our assets may not be sufficient to assure full payment for both our outstanding 8 1/2% senior subordinated notes and the notes after payment in full of all senior or secured indebtedness. In the event of insolvency, liquidation or other reorganization relating to any of our non-guarantor subsidiaries, holders of the notes will participate in the assets remaining only after the subsidiary has repaid in full all of its indebtedness and other liabilities, including trade payables, and after we have repaid in full all of our senior indebtedness. Moreover, we may not pay any amount owed under the notes, or repurchase, redeem or otherwise retire the notes, if any payment default on our senior indebtedness occurs, unless the default has been cured or waived, the senior indebtedness is repaid in full or the holders of the senior indebtedness consent to the payment. In addition, if any other default exists with respect to senior indebtedness and specified other conditions are satisfied, at the option of the holders of that senior indebtedness, we may be prohibited from making payments on the notes for a designated period of time.

Fraudulent conveyance laws may permit courts to void the subsidiary guarantees of the notes in specific circumstances, which would interfere with the payment of the subsidiary guarantees.

        U.S. federal bankruptcy law and comparable state statutes may allow courts upon the bankruptcy or financial difficulty of a subsidiary guarantor to void that subsidiary's guarantees of the notes. If a court voids a subsidiary guarantee or holds it unenforceable, you will cease to be a creditor of, and you may be required to return payments received from, that subsidiary guarantor, and you will be a creditor solely of us and the other subsidiary guarantors whose guarantees have not been voided. In the alternative, the court could subordinate that subsidiary guarantee (including all payments thereunder) to all other debt of the subsidiary guarantor. The court could take these actions in respect of a subsidiary guarantee if, among other things, the subsidiary guarantor, at the time it incurred the debt evidenced by its guarantee:

  •
  incurred the guarantee with the intent of hindering, delaying or defrauding current or future creditors; or

  •
  received less than reasonably equivalent value or fair consideration for incurring the guarantee, and

  •
  was insolvent or was rendered insolvent by reason of the incurrence;

  •
  was engaged, or about to engage, in a business or transaction for which the assets remaining with it constituted unreasonably small capital to carry on such business;

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured; or

  •
  was a defendant in an action for money damages, or had a judgment for money damages entered against it, if, in either case, after final judgment the judgment was unsatisfied.

        The tests for fraudulent conveyance, including the criteria for insolvency, will vary depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if, at the time the debtor incurred the debt, either:

  •
  the sum of the debtor's debts and liabilities, including contingent liabilities, was greater than the debtor's assets at fair valuation; or

  •
  the present fair saleable value of the debtor's assets was less that the amount required to pay the probable liability on the debtor's total existing debts and liabilities, including contingent liabilities, as they became absolute and matured.

We may not have sufficient cash to repurchase the notes at the option of the holder or upon a fundamental change, which may increase your credit risk.

        On August 15, 2009, February 15, 2014, and February 15, 2019, holders of the notes have the right to require us to repurchase in cash all or any portion of their notes at 100% of their principal amount plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of repurchase. Upon a fundamental change, we will be required to make an offer to purchase all outstanding notes for 100% of their principal amount of the notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but not including, the date of repurchase, payable in cash. However, we may not have enough available cash or be able to obtain third-party financing at the time we are required to make repurchases of tendered notes and on or before August 20, 2009, our ability to effect a repurchase in cash may be significantly limited by our senior credit facilities. Our failure to repurchase tendered notes at a time when the repurchase is required by the indenture would constitute a default under the indenture. In addition, a default under the indenture or the fundamental change itself could lead to a default under other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

Our subsidiary guarantors may cease to be guarantors of the notes in the future and, in that case, would no longer guarantee payment on the notes.

        The notes are guaranteed by substantially all of our subsidiaries. The indenture governing the notes provides that the subsidiary guarantees will remain in effect only to the extent that our 8 1/2% senior subordinated notes are outstanding or we otherwise issue senior subordinated indebtedness which is guaranteed by any of our subsidiaries. Accordingly, if any subsidiary ceases to guarantee the 8 1/2% senior subordinated notes, either because those notes are no longer outstanding or because the subsidiary is no longer a guarantor and we do not issue any other senior subordinated indebtedness which is guaranteed by that subsidiary, then that subsidiary will cease to be a subsidiary guarantor of the notes. If all of the subsidiary guarantors cease to guarantee the notes, the obligations under the notes will be solely those of Alliant Techsystems Inc. In that case, you will not have any right to seek payments under the notes from those subsidiaries.

Our senior credit facilities limit our ability to pay cash to holders in certain situations.

        Our senior credit facilities, which expire on March 31, 2011, contain certain covenants and terms which limit our ability to pay cash to the holders of the notes to repurchase, redeem or retire the notes or upon conversion of the notes. There is a general exception to these restrictions which allows us to redeem the notes, in whole or part, at any time after August 20, 2009 at a purchase price not to exceed 100% of the principal amount of the notes, plus applicable interest. On or before August 20, 2009, the amount of cash that we could potentially apply to any repurchase, redemption, retirement or conversion of the notes is limited to the amount allowed by a limited exception applicable to restricted payments generally under our senior credit facilities. The maximum amount that can be applied toward this limited exception at any given time is the sum of $50 million, plus an additional $25 million per fiscal year (the unused portion of this $25 million annual amount may be carried over and used in the following year), plus 25% of certain excess cash flows which we have accrued, plus 100% of the available proceeds from qualifying sales or issuances of equity interests. As of April 1, 2004, our ability to make payments with respect to the repurchase, redemption, retirement or conversion of the notes in cash under this exception is limited to $75 million and is subject over time to increase based on the foregoing formula or decrease depending on our usage of this exception. However, the amount that may be available under this limited exception at the time we are required to repurchase, redeem, retire or convert any of the notes may be substantially less than the entire principal amount of the notes. Neither of the foregoing general or limited exceptions will be available to us if we are in default under our senior credit facilities. If, on or prior to August 20, 2004, we need to make a repurchase, redemption or retirement of the notes or payments with respect to the conversion of the notes that exceeds the amount then available under the limited exception, we will need to obtain a waiver or amend, or otherwise terminate, our existing senior credit facilities to allow us to make any such cash payments. There can be no assurance that we will be able to obtain a waiver or amendment and there can be no assurance that any other credit facilities we may enter into or debt instruments we may issue in the future will not have similar or more restrictive limitations than those contained in our existing senior credit facilities.

Our reported earnings per share may be more volatile because of the contingent conversion provision of the notes and this volatility may adversely impact the price of our common stock or notes.

        Holders of the notes may convert the notes into our common stock during any quarter, if the last reported sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the quarter preceding the quarter in which the conversion occurs is more than 130% of the conversion price per share of our common stock on the

30th trading day. Until this contingency is met, the shares underlying the notes are not included in the calculation of reported earnings per share. Should this contingency be met, reported earnings per share would be expected to decrease as a result of the inclusion of the underlying shares in the earnings per share calculation. An increase in volatility in our stock price could cause this condition to be met in one quarter and not in a subsequent quarter, increasing the volatility of reported fully diluted earnings per share.

You should consider the U.S. federal income tax consequences of owning the notes.

        We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. As a result, if you are a U.S. investor who is a holder of notes, you will be required to include amounts in your gross income, as ordinary interest income, that will exceed the amounts of the cash payments on the notes. The amount of interest income required to be included by you in any tax year may be significantly in excess of the stated interest and contingent interest, if any, that is paid on your notes in respect of such tax year. If you are a U.S. investor who is a holder of notes, you will recognize a gain or loss on the sale, exchange, purchase by us, conversion or redemption of a note in an amount equal to the difference between the amount realized on such transaction, including, in the case of the conversion of notes, the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us, exchange, conversion or redemption of a note will be treated as ordinary interest income. Any loss recognized by you on such transactions will be treated as an ordinary loss to the extent of the interest previously included in your taxable income, and thereafter, a capital loss. Both U.S. and non-U.S. holders of the notes should consider the U.S. federal income tax consequences of the purchase, ownership, conversion and other disposition of the notes and the ownership and disposition of the common stock received upon conversion of the notes. Investors considering a purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. federal tax other than the income tax, the laws of any state, local or foreign taxing jurisdiction, and any applicable taxation treaty. Certain material U.S. federal income tax consequences of the purchase, ownership, conversion and disposition of the notes are summarized in this prospectus under the heading "Important United States Federal Income Tax Considerations."

There is no established trading market for the notes so you may have difficulty selling the notes.

        There is no established trading market for the notes. Although the notes issued in the initial private placements are eligible for trading in the PORTAL market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. We do not intend to apply for listing of the notes on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, a final active trading market for the notes may not develop. If a final active trading market does not develop or is not maintained, the market price and liquidity of the notes may be adversely affected. In that case, you may not be able to sell your notes at a particular time or you may not be able to sell your notes at a favorable price. Future trading prices of the notes will depend on many factors, including:

  •
  our operating performance and financial condition;

  •
  the interest of securities dealers in making a market; and

  •
  the market for similar securities.

        Historically, the markets for non-investment grade debt securities have been subject to disruptions that have caused volatility in prices. It is possible that the markets for the notes will be subject to disruptions. Any such disruptions may have a negative effect on you as a holder of the notes, regardless of our prospects and financial performance.

Any adverse rating of the notes may cause their trading price to fall.

        Moody's Investor Service and Standard & Poor's have initially rated the notes at the time of the private placements. If either of them lower their ratings on the notes below their initial ratings or otherwise announce their intention to put the notes on credit watch, the trading price of the notes could decline. An adverse rating by any other rating agency could also cause the trading price of the notes to decline.

Risks Related to Our Common Stock

Volatility in the market price of our common stock could result in a lower trading price than your conversion or purchase price and could adversely impact the trading price of the notes.

        The market price of our common stock has historically fluctuated over a wide range. In addition, the stock market in recent years has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies. The market price of our common stock may continue to fluctuate in the future and may be affected adversely by factors such as actual or anticipated fluctuations in our operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions, rumors and other factors. Negative fluctuations in the market price of our common stock could adversely impact the trading price of the notes.

Future sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of the notes.

        We may, in the future, sell additional shares of our common stock to raise capital. We may also issue additional shares of our common stock to finance future acquisitions. Further, a substantial number of shares of our common stock are reserved for issuance pursuant to stock options and upon conversion of the notes and our outstanding convertible subordinated notes. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock. The issuance of substantial amounts of common stock, or the perception that such sales may occur, could adversely affect the market price for our common stock and/or the trading price for the notes.

Various agreements and laws could delay or prevent a change in control that you may favor.

        The terms of some of the anti-takeover provisions in our articles of incorporation and bylaws and our stockholders rights agreement could delay or prevent a change in control that you may favor or may impede the ability of the holders of our common stock to change our management.

        In particular, the provisions of our articles of incorporation and bylaws, among other things:

  •
  require a majority vote of the holders of cumulative preference stock to approve certain transactions;

  •
  limit the right of shareholders to remove directors, fill vacancies and increase or reduce the number of directors;

  •
  regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and

  •
  authorize our board of directors to issue cumulative preference stock in one or more series, without shareholder approval.

        Our stockholders rights agreement also makes an acquisition of a controlling interest in us in a transaction not approved by our board of directors more difficult.

Absence of dividends could reduce our attractiveness to investors, which could reduce the price of the common stock into which the notes are convertible.

        We have never paid any dividends on our common stock and have no plans to pay any dividends in the foreseeable future. Furthermore, certain of the agreements governing our outstanding indebtedness restrict us from paying dividends on our common stock. As a result, our common stock may be less attractive to certain investors than the stock of dividend-paying companies.

USE OF PROCEEDS

        All sales of the notes or common stock issuable upon conversion of the notes will be by or for the account of the selling sercurityholders listed in this prospectus or any prospectus supplement. We will not receive any proceeds from the sale by any selling securityholder of the notes or the common stock issuable upon conversion of the notes.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is quoted on the New York Stock Exchange under the trading symbol "ATK." The following table lists, on a per share basis for the periods indicated, the high and low sale prices for the common stock as reported by the New York Stock Exchange:

	Price Range of Common Stock
	High	Low
Fiscal Year Ended March 31, 2003
First Quarter	$76.93	$60.20
Second Quarter	74.20	51.74
Third Quarter	71.90	53.80
Fourth Quarter	63.49	42.80
Fiscal Year Ended March 31, 2004
First Quarter	55.35	47.16
Second Quarter	55.98	46.50
Third Quarter	56.99	47.38
Fourth Quarter	60.59	53.14
Fiscal Year Ended March 31, 2005
First Quarter	64.16	54.34
Second Quarter (through July 23, 2004)	66.86	61.41

        As of May 19, 2004, there were 9,747 holders of record of our common stock. As of July 23, 2004, the last reported sale price of our common stock as quoted on the New York Stock Exchange was $62.00 per share.

        We have never paid cash dividends on our common stock. Our dividend policy will be reviewed by our board of directors at such future times as may be appropriate in light of relevant factors existing at such times, including the extent to which the payment of cash dividends may be limited by covenants contained in our senior credit facilities and our 8 1/2% senior subordinated notes.

CAPITALIZATION

        The following table sets forth, as of March 31, 2004, our actual historical cash and capitalization.

        You should read this table along with our audited consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus.

As of March 31, 2004
(in millions, except par value and number of shares)
Cash and cash equivalents	$56.9

Long-term debt, including current maturities:
Term Facility	400.0
Revolver	—
8 1/2% Senior Subordinated Notes due 2011	400.0
2.75% Convertible Senior Subordinated Notes due 2024	280.0

Total long-term debt	$1,080.0
Stockholders' equity:
Common stock, par value of $0.01; 90,000,000 shares authorized; 37,439,972 shares issued and outstanding(1)	0.4
Additional paid-in capital	468.0
Retained earnings	621.1
Unearned compensation	(1.0)
Accumulated other comprehensive income	(263.7)
Common stock in treasury, at cost—4,117,126	(260.6)

Total stockholders' equity	564.2

Total capitalization	$1,644.2

(1)
The number of shares issued and outstanding does not include the following: shares of common stock issuable upon conversion of the notes, 2,488,204 shares of common stock issuable upon exercise of outstanding stock options, and 2,281,979 shares of common stock reserved and available for grant under our stock option plans.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table shows our historical ratio of earnings to fixed charges for each of the five most recent fiscal years.

Year Ended March 31,
2000	2001	2002	2003	2004
3.48x	3.95x	2.15x	3.41x	4.44x

        For the purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

DESCRIPTION OF NOTES

        The notes were issued under an indenture dated as of February 19, 2004, among us, certain of our subsidiaries that have guaranteed the notes and BNY Midwest Trust Company, as trustee. Each subsidiary company which guarantees the notes is referred to in this section as a "subsidiary guarantor" and each such guarantee is referred to in this section as a "subsidiary guarantee." The notes and the shares of common stock issuable upon conversion of the notes are covered by a registration rights agreement. Copies of the indenture and the registration rights agreement have been filed as exhibits to our annual report on Form 10-K for the fiscal year ended March 31, 2004. You may request a copy of the indenture and the registration rights agreement from the trustee.

        The following description is a summary of the material provisions of the notes and the indenture and does not restate the notes and the indenture in their entirety. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or the notes are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

        As used in this "Description of Notes" section, references to "Alliant Techsystems," the "company," "we" and "us" refer only to Alliant Techsystems Inc. and do not include its subsidiaries.

General

        The notes will mature on February 15, 2024 unless earlier converted, redeemed or repurchased. You have the option, subject to certain qualifications and the satisfaction of certain conditions and during the periods described below, to convert your notes into shares of our common stock at an initial conversion rate of 12.5843 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $79.46 per share of common stock. The conversion rate is subject to adjustment if certain events occur. Upon a surrender of your notes for conversion, we will have the right to deliver, in lieu of our shares of common stock, cash or a combination of cash and shares of common stock in amounts described below under "—Conversion Rights—Payment Upon Conversion." Even if we elect to deliver shares of common stock upon conversion of a note, you will not receive fractional shares but a cash payment to account for any fractional share as described below. You will not receive any cash payment for interest (or contingent interest or additional amounts, if any) accrued and unpaid to the conversion date except under the limited circumstances described below.

        If any interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a fundamental change, as described below) falls on a day that is not a business day, then the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a fundamental change, as described below), as the case may be, to that next succeeding business day.

        The notes are issued only in denominations of $1,000 principal amount and integral multiples thereof. References to "a note" or "each note" in this prospectus refer to $1,000 principal amount of the notes. The notes are limited to $280.0 million aggregate principal amount.

        As used in this prospectus, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        Any reference to "common stock" means our common stock, par value $.01 per share, including the rights related to our common stock pursuant to our stockholders rights agreement.

Ranking

        The notes are our direct, unsecured, senior subordinated obligations. The notes are subordinated in right of payment to all of our existing and future senior indebtedness, equal in right of payment with all of our existing and future senior subordinated indebtedness and senior in right of payment to any subordinated indebtedness that we may incur in the future. The notes effectively rank junior to all of our and our subsidiaries' existing and future secured indebtedness to the extent of the value of the assets securing that secured indebtedness.

        The subsidiary guarantees of the notes are unsecured, senior subordinated indebtedness of the applicable subsidiary guarantor, subordinated in right of payment to all existing and future senior indebtedness of the subsidiary guarantor, equal in right of payment with all existing and future senior subordinated indebtedness of the subsidiary guarantor and senior in right of payment to all future subordinated obligations of the subsidiary guarantor. The subsidiary guarantees also are effectively subordinated to all secured indebtedness of the applicable subsidiary guarantor and its subsidiaries to the extent of the value of the assets securing that secured indebtedness.

        We currently conduct all of our operations through our subsidiaries. To the extent a subsidiary is not a subsidiary guarantor, creditors of the subsidiary, including trade creditors, generally will have priority with respect to the assets and earnings of the subsidiary over the claims of our creditors, including holders of the notes. The notes, therefore, are effectively subordinated to the claims of creditors, including trade creditors, of our subsidiaries that are not subsidiary guarantors.

        Not including the notes, as of March 31, 2004:

  (1)
  we had $400 million of senior indebtedness outstanding, which is secured indebtedness consisting entirely of a $400 million term loan under our senior credit facilities;

  (2)
  we had $400 million of senior subordinated indebtedness outstanding, consisting of our 8 1/2% senior subordinated notes;

  (3)
  we had no indebtedness that is subordinate or junior in right of payment to our 8 1/2% senior subordinated notes; and

  (4)
  the subsidiary guarantors had no senior subordinated indebtedness outstanding, other than the subsidiary guarantees under our 8 1/2% senior subordinated notes, and no indebtedness that is subordinate or junior in right of payment to the subsidiary guarantees under our 8 1/2% senior subordinated notes.

Subsidiary Guarantees

        The notes are guaranteed by each of our subsidiaries that also guarantees our 8 1/2% senior subordinated notes but, in each case, only if and for so long as that subsidiary is a subsidiary guarantor of our 8 1/2% senior subordinated notes which mature on May 15, 2011 and which are redeemable by us on or after May 15, 2006. Accordingly, if a subsidiary guarantor ceases to be a subsidiary guarantor under our 8 1/2% senior subordinated notes in accordance with the provisions thereunder, that subsidiary guarantor will be automatically and unconditionally released from all of its obligations under the indenture and its guarantee of the notes and that guarantee of the notes will terminate. Conversely, at the same time as we cause any additional subsidiary to issue a guarantee of our obligations under our 8 1/2% senior subordinated notes, we will also be required to cause that subsidiary to issue a guarantee of the notes. Upon the payment in full of our 8 1/2% senior subordinated notes when due at maturity, upon redemption, repurchase or otherwise, each of the subsidiary guarantors will be released from its subsidiary guarantee of the notes.

        If, in the future at such time as our 8 1/2% senior subordinated notes are no longer outstanding, we issue any new senior subordinated indebtedness that requires any of our subsidiaries to become a subsidiary guarantor of new senior subordinated indebtedness, we will cause that subsidiary to enter into and deliver a guarantee of the notes (including any subsidiary that had previously been such a subsidiary guarantor and was subsequently released as a guarantor of the notes) on the same basis as the guarantees of the new senior subordinated indebtedness.

        Currently, substantially all of our subsidiaries are guarantors of our 8 1/2% senior subordinated notes and are also subsidiary guarantors of the notes. Our subsidiaries that are not subsidiary guarantors, as of March 31, 2004 and for fiscal 2004, in the aggregate had immaterial net assets and generated de minimus levels of revenue and net income.

        The subsidiary guarantors, as primary obligors and not merely as sureties, have jointly and severally irrevocably and unconditionally guaranteed on an unsecured, senior subordinated basis the performance and full and punctual payment when due, whether at maturity, upon redemption, upon repurchase or otherwise, of all our obligations under the indenture, including obligations to the trustee, and the notes, whether for payment of principal of or interest, including contingent interest and additional amounts, if any, on the notes, expenses, indemnification or otherwise (all obligations guaranteed by the subsidiary guarantors being herein called the "guaranteed obligations"). The subsidiary guarantors have agreed to pay, in addition to the amount stated above, any and all costs and expenses, including reasonable counsel fees and expenses, incurred by the trustee or the holders of notes in enforcing any rights under the subsidiary guarantees. Each subsidiary guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable subsidiary guarantor without rendering the subsidiary guarantee, as it relates to that subsidiary guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. We will cause each future subsidiary to execute and deliver to the trustee a supplemental indenture pursuant to which the subsidiary will guarantee payment of the notes on the same basis as the subsidiary guarantees of the other subsidiary guarantors.

        The obligations of a subsidiary guarantor under its subsidiary guarantee are senior subordinated obligations. Accordingly, the rights of holders of the notes to receive payment by a subsidiary guarantor pursuant to its subsidiary guarantee will be subordinated in right of payment to the rights of holders of senior indebtedness of that subsidiary guarantor.

        Each subsidiary guarantee is a continuing guarantee and shall, except as set forth in the first paragraph under this section, (a) remain in full force and effect until payment in full of all the guaranteed obligations, (b) be binding upon each subsidiary guarantor and its successors and (c) inure to the benefit of, and be enforceable by, the trustee, the holders of the notes and their successors, transferees and assigns.

Interest

        The notes bear interest at a rate of 2.75% per year. We will also pay contingent interest on the notes in the circumstances described under "—Contingent Interest" and, if applicable, additional amounts in the circumstances described under "—Registration Rights." Interest, including contingent interest and additional amounts, if any, shall be payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2004.

        Interest on a note, including contingent interest and additional amounts, if any, will be paid to the person in whose name the note is registered at the close of business on the February 1 or August 1, as the case may be (each, a "record date"), immediately preceding the relevant interest payment date (whether or not that day is a business day); provided, however, that interest, including contingent interest and additional amounts, if any, payable upon redemption or repurchase by us will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from February 19, 2004 or from the most recent date to which interest has been paid or duly provided for.

Contingent Interest

        Beginning with the period commencing on August 20, 2009 and ending on February 14, 2010, and for each of the six-month periods thereafter commencing on February 15, 2010, we will pay contingent interest on the interest payment date for the applicable interest period if the average trading price (as defined below) of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes.

        On any interest payment date when contingent interest shall be payable, the contingent interest payable per note will equal 0.30% per year of the average trading price of that note during the applicable five trading-day reference period. For United States federal income tax purposes, the notes constitute contingent payment debt instruments.

        We will notify the holders of the notes by press release or otherwise upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

        For purposes of this section, the "trading price" of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $5.0 million aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select, provided that if:

  •
  three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and

  •
  if only one such bid can reasonably be obtained by the trustee, that one bid shall be used;

provided that if in our reasonable judgment, the bid quotations are not indicative of the secondary market value of notes, then the trading price of the notes on any date of determination will equal (1) the applicable conversion rate of the notes as of such determination date multiplied by (2) the average last reported sale price (as defined below) of our common stock on the five trading days ending on the determination date.

        The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate.

Optional Redemption by Alliant Techsystems

        No sinking fund is provided for the notes. The notes are not redeemable prior to August 20, 2009. On or after August 20, 2009, we may redeem the notes in cash in whole or in part at any time for a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the redemption date.

        If the redemption date is an interest payment date, interest, including contingent interest and additional amounts, if any, shall be paid on that interest payment date to the record holder on the relevant record date.

        We will provide not less than 30 nor more than 60 days' notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

        Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the second business day prior to the redemption date. Our notice of redemption will inform the holders of our election to deliver shares of our common stock or to pay cash in lieu of delivery of common shares with respect to any notes or portions thereof converted prior to the redemption date.

        If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

        We may not redeem the notes if we have failed to pay any interest, including contingent interest and additional amounts, if any, on the notes when due and that failure to pay is continuing. We will notify all of the holders if we redeem any of the notes.

Conversion Rights

        Subject to the qualifications and the satisfaction of the conditions and during the periods described below, you may convert each of your notes into shares of our common stock initially at a conversion rate of 12.5843 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $79.46 per share of common stock based on the issue price per note). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount. Upon surrender of a note for conversion, we may choose to deliver cash in lieu of shares of our common stock, as described below under "—Payment Upon Conversion." Upon conversion, we currently intend to satisfy our obligations to settle the notes solely in cash.

        You may convert your notes only in the following circumstances, which are described in more detail below, and to the following extent:

  •
  in whole or in part, upon satisfaction of the sale price condition;

  •
  if any of your notes are called for redemption, those notes, or portions thereof, that have been so called; or

  •
  in whole or in part, upon the occurrence of specified corporate transactions.

        If we call your notes for redemption, you may convert the notes only until the close of business on the second business day prior to the redemption date unless we fail to pay the redemption price. If you have already delivered a repurchase election with respect to a note, you may not surrender that note for conversion until you have withdrawn the repurchase election in accordance with the indenture.

        Upon conversion of a note, you will not receive any cash payment of interest, including contingent interest and additional amounts, if any, unless, as described below, that conversion occurs between a regular record date and the interest payment date to which it relates. Even if we elect to deliver shares of common stock upon surrender of a note for conversion, we will not issue fractional shares of common stock. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Our delivery to you of the full number of shares of our common stock into which a note is convertible, or in lieu thereof, cash or a combination of cash and shares of common stock, for any fractional share, will be deemed to satisfy our obligation to pay:

  •
  the principal amount of the note; and

  •
  accrued but unpaid interest, including contingent interest and additional amounts, if any, to but excluding the conversion date.

        As a result, accrued but unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

        Notwithstanding the preceding paragraph, if notes are converted after the close of business on a record date but prior to the opening of business on the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and additional amounts, if any, payable on these notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest and additional amounts, if any, payable on the notes so converted on the next succeeding interest payment date; provided that no payment need be made (1) if we have specified a redemption date or a repurchase date relating to a fundamental change that is after a record date and prior to the next interest payment date or (2) to the extent of any overdue interest, including contingent interest and additional amounts, if any, if any overdue interest exists at the time of conversion with respect to such note.

        If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

Conversion upon Satisfaction of Sale Price Condition

        You may surrender your notes for conversion in any fiscal quarter (and only during that fiscal quarter) if the last reported sale price per share of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter is greater than or equal to 130% of the applicable conversion price per share of our common stock on such last trading day. Upon surrender of your notes for conversion, we will have the right to deliver cash in lieu of shares of common stock, as described below under "—Payment Upon Conversion."

        The "last reported sale price" of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market. If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the "last reported sale price" will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common stock is not so quoted, the "last reported sale price" will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three independent nationally recognized investment banking firms selected by us for this purpose.

Conversion upon Notice of Redemption

        If we call any or all of the notes for redemption, you may convert any of your notes that have been called for redemption at any time prior to the close of business on the second business day prior to the redemption date. Upon surrender of your notes for conversion, we will have the right to deliver cash in lieu of shares of common stock, as described below under "—Payment Upon Conversion."

Conversion upon Specified Corporate Transactions

        If we elect to:

  •
  distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution; or

  •
  distribute to all holders of our common stock, assets (including cash), debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 10% of the last reported sale price of our common stock on the trading day immediately preceding the declaration date for that distribution, we must notify holders of the notes at least 20 business days prior to the ex-dividend date for that distribution. Once we have given this notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or any announcement that such distribution will not take place. No holder may exercise this right to convert if the holder otherwise would participate in the distribution without conversion. The "ex-dividend" date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer. Upon surrender of your notes for conversion, we will have the right to deliver cash in lieu of shares of common stock, as described below under "—Payment Upon Conversion."

        In addition, if we are a party to a consolidation, merger or binding share exchange, in each case pursuant to which our common stock would be converted into cash or property other than securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or if we are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which a holder would have received if the holder had converted its notes immediately prior to the applicable record date for that transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a fundamental change, a holder can require us to redeem all or a portion of its notes as described under "—Repurchase of Notes by Alliant Techsystems at Option of Holder upon a Fundamental Change."

Conversion Procedures

        To convert your note you must do each of the following:

  •
  complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

  •
  surrender the note to the conversion agent;

  •
  if required, furnish appropriate endorsements and transfer documents;

  •
  if required, pay all transfer or similar taxes; and

  •
  if required, pay funds equal to interest payable on the next interest payment date.

        The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary's procedures for converting a beneficial interest in a global note.

        The conversion agent is currently the trustee. The conversion agent will, on your behalf, convert the notes into shares of our common stock, cash or a combination of cash and shares of common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional share, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

        We will have the right to deliver cash in lieu of shares of common stock, as described below under "—Payment Upon Conversion."

Payment upon Conversion

        Our Right to Irrevocably Elect Payment.    Upon surrender of your notes for conversion, we will be required to satisfy our obligation to convert the notes (the "conversion obligation") either solely in cash or solely in shares of our common stock. However, at any time prior to maturity, we may elect to amend the indenture to require us to satisfy 100% of the principal amount of the notes converted after the date of election (the "election date") solely in cash, with any remaining amount of the conversion obligation to be satisfied, at our sole option, in cash, shares of our common stock or a combination of cash and common stock. Such election to amend the indenture shall be in our sole discretion without the consent of the holders of the notes, by notice to the trustee and the holders of the notes.

        In the event that we receive your notice of conversion after the election date, your notice of conversion will not be retractable, and settlement (in cash and/or shares) will occur on the business day following the final day of the 20 trading day period beginning on the day after receipt of your notice of conversion (the "cash settlement averaging period").

        Conversion on or Prior to a Redemption Notice Date or the Final Notice Date.    In the event that we receive your notice of conversion on or prior to (1) the date on which we give notice of our optional redemption of notes as described under "—Optional Redemption by Alliant Techsystems" (a "redemption notice date") or (2) the date that is 20 days prior to maturity (the "final notice date"), the following procedures will apply:

  •
  If we choose to satisfy all of the conversion obligation in cash, we will notify holders through the trustee of our election at any time on or before the date that is two business days following the conversion date (the "cash settlement notice period"). If we timely elect to pay cash for the conversion obligation to holders upon conversion, holders may retract the conversion notice at any time during the two business days following the final day of the cash settlement notice period (the "conversion retraction period"). No such retraction can be made, and a conversion notice shall be irrevocable, if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). Upon the expiration of a conversion retraction period, a conversion notice shall be irrevocable. If we elect to satisfy all of the conversion obligation in cash, and the conversion notice has not been retracted, then the cash settlement averaging period will be the 20 trading day period beginning on the day after the final day of the conversion retraction period and settlement will occur on the business day following the cash settlement averaging period. If we do not elect to satisfy any part of the conversion obligation in cash (other than cash in lieu of any fractional shares), delivery of the common shares into which the notes are converted (and cash in lieu of any fractional shares) will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

        Settlement amounts will be computed as follows:

  •
  If we elect to satisfy the entire conversion obligation in shares, we will deliver to holders a number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (ii) the applicable conversion rate. In addition, we will pay cash for any fractional common share based on the last reported sale price of the common shares on the trading day immediately preceding the conversion date.

  •
  If we elect to satisfy the entire conversion obligation in cash, we will deliver to holders cash in an amount equal to the product of:

  •
  a number equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 multiplied by (ii) the conversion rate, and

  •
  the average last reported sale price of our shares of common stock during the cash settlement averaging period.

        If we elect to make the above amendment to the indenture and to satisfy 100% of the principal amount of the notes in cash, we will deliver to holders the principal amount (the "cash amount") and a number of our shares of common stock equal to the greater of (i) zero and (ii) the excess, if any, of the number of shares calculated as if we elected to satisfy the entire conversion obligation in shares over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the last reported sale price of our shares of common stock. In addition, we will pay cash for all fractional common shares based on the average last reported sale price of our shares of common stock during the cash settlement averaging period.

        "Trading day" means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common shares is then traded, provided that no day on which trading of our common shares is suspended on such exchange or other trading market will count as a trading day.

        Conversion After a Redemption Notice Date or the Final Notice Date.    With respect to conversion notices that we receive after a redemption notice date or the final notice date, we will not send individual notices of our election to satisfy all of the conversion obligation in cash. If we elect to redeem all or a portion of the notes, our notice of redemption will inform the holders of our election to deliver shares of our common stock or cash with respect to notes converted prior to the redemption date as described below under "—Optional Redemption." In addition, if we choose to satisfy all of the conversion obligation with respect to conversions after the final notice date in cash, on or before the final notice date we will send a single notice to holders indicating our election.

        In the event that we receive notice of conversion after a redemption notice date or the final notice date from holders of notes, settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "—Conversion On or Prior to a Redemption Notice Date or the Final Notice Date," except that the "cash settlement averaging period" shall be the 20 trading day period beginning on the trading day after the conversion date. If a conversion notice is received from holders of notes after a redemption notice date or the final notice date, such holders will not be allowed to retract the conversion notice. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period. If we do not elect to satisfy any part of the conversion obligation in cash (other than cash in lieu of any fractional shares), delivery of the common shares into which the notes are converted (and cash in lieu of any fractional shares) will occur through the conversion agent as described above as soon as practicable on or after the conversion date.

Conversion Rate Adjustments

        The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

  (1)
  the payment to all holders of common stock of dividends or other distributions payable in shares of our common stock or our other capital stock;

  (2)
  the issuance to all holders of our common stock of rights, warrants or options (other than pursuant to any dividend reinvestment or share purchase plans) entitling them, for a period of up to 60 days from the date of issuance of the rights, warrants or options, to subscribe for or purchase common stock at less than the current market price thereof; provided, that the applicable conversion rate will be readjusted to the extent that such rights, warrants or options are not exercised prior to their expiration;

  (3)
  reclassifications, subdivisions, splits and combinations of our common stock;

  (4)
  distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, securities, cash, property or assets (excluding any dividend or distribution covered by clause (1) or (2) above); in the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the current market price of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted; or

  (5)
  the successful completion of a tender or exchange offer made by us or any of our subsidiaries for shares of our common stock which involves an aggregate consideration per share that exceeds our market capitalization divided by the total number of outstanding shares of common stock on the expiration of the tender or exchange offer.

        In the event that we make a cash distribution described in clause (4) above, the conversion rate will be adjusted by dividing:

  •
  the conversion rate, by

  •
  a fraction, (1) the numerator of which will be the current market price per share of our common stock and (2) the denominator of which will be the current market price per share of our common stock plus the amount per share of such distribution.

        Holders of notes will receive, upon conversion of notes, in addition to shares of our common stock, the rights under the stockholders rights agreement unless, prior to the conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock; in the case of a separation, the applicable conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock shares of our common stock, evidences of indebtedness or assets described in clause (4) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.

        In addition to these adjustments, we may in our sole discretion increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that an increase would be in our best interests. If our board of directors makes that determination, it will be conclusive. We will give holders of notes at least 15 days' prior notice of an increase in the conversion rate.

        The "current market price" per share of common stock on any day means the average of the last reported sale price for the 10 consecutive trading days from and including the ex-dividend trading with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term "ex-dividend trading," when used with respect to any issuance or distribution, will mean the first date on which the common stock trades regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

        No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion.

        The applicable conversion rate will not be adjusted:

  •
  upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

  •
  upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

  •
  upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

  •
  for a change in the par value of the common stock; or

  •
  for accrued and unpaid interest, including contingent interest and additional amounts, if any.

        Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. No adjustment to the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1.0% of the applicable conversion rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than 1.0% will be carried forward and taken into account in any subsequent adjustment.

Repurchase of Notes by Alliant Techsystems at the Option of the Holder

        You have the right to require us to repurchase in cash all or a portion of your notes on August 15, 2009, February 15, 2014 and February 15, 2019 (each, a "repurchase date"). However, our ability to effect such a repurchase in cash on August 15, 2009, may be significantly limited by our senior credit facilities as more fully described under "—Limitations on Our Ability to Make Cash Payments." The repurchase price payable will be equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including contingent interest and additional amounts, if any, to but excluding the repurchase date.

        We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. The trustee is the initial paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day prior to the repurchase date. You may withdraw your repurchase notice at any time prior to the close of business on the business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions described below.

        On or before the 25th business day prior to each repurchase date, we will provide to the trustee, the paying agent and all holders of notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

  •
  the repurchase price;

  •
  the last date on which a holder may exercise the repurchase right;

  •
  the repurchase date;

  •
  the name and address of the paying agent and the conversion agent;

  •
  the applicable conversion rate and any adjustments to the applicable conversion rate;

  •
  that the notes with respect to which a repurchase election has been given by the holder may be converted only if the holder withdraws the repurchase election in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to require us to repurchase their notes.

        Your notice electing to require us to repurchase notes must state:

  •
  if certificated notes have been issued, the note certificate numbers of the notes to be repurchased;

  •
  the portion of the principal amount of notes to be repurchased, which must equal $1,000 or an integral multiple thereof; and

  •
  that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

        If your notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.

        No notes may be repurchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the repurchase price of the notes.

        You may withdraw any repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day prior to the repurchase date. The withdrawal notice must state:

  •
  the principal amount of the withdrawn notes;

  •
  if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

  •
  the principal amount, if any, which remains subject to the repurchase notice.

        If your notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

        To receive payment of the repurchase price, you must either effect book-entry transfer of your notes or deliver your notes, together with necessary endorsements, to the office of the paying agent after delivery of your repurchase notice. Payment of the repurchase price for a note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note.

        If the paying agent holds money or securities sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then, on and after that date:

  •
  the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes has been made or the notes have been delivered to the paying agent; and

  •
  all other rights of the holders will terminate, other than the right to receive the repurchase price upon transfer or delivery of the notes.

        In addition, even though we may become obligated to repurchase any outstanding notes on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

        We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of our repurchase notice. If then required by the applicable rules, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes.

Repurchase of Notes by Alliant Techsystems at Option of Holder upon a Fundamental Change

        If a fundamental change (as defined below in this section) occurs at any time prior to the maturity date, you will have the right, at your option, to require us to repurchase in cash any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The fundamental change repurchase price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but excluding the fundamental change repurchase date.

        A "fundamental change" will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

  •
  any "person" (as that term is used in Section 13(d) of the Exchange Act) other than us, our subsidiaries or our or their employee benefit plans, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that for purposes of this clause that person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire), directly or indirectly, of more than 50% of the total voting power of all shares of our capital stock then outstanding and normally entitled to vote in the election of directors without regard to the occurrence of any contingency (the "voting stock"). For the purposes of this clause, a person shall be deemed to beneficially own any voting stock of an entity held by any other entity (the "parent entity"), if such person is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the voting stock of the parent entity;

  •
  during any period of two consecutive years, individuals who at the beginning of the period constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

  •
  the adoption of a plan relating to the liquidation or dissolution; or

  •
  the merger or consolidation of us with or into another person or the merger of another person with or into us or the sale of all or substantially all our assets to another person and, in the case of any such merger, consolidation or sale, our securities that are outstanding immediately prior to the transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to that transaction those securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving person or transferee that represent, immediately after that transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person or transferee.

        A fundamental change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

  •
  the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the notes immediately before the fundamental change or the public announcement thereof; or

  •
  at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a fundamental change (these securities being referred to as "publicly traded securities") and as a result of this transaction or transactions the notes become convertible into such publicly traded securities.

        For purposes of the above paragraph the term "capital stock" of any person means any and all shares, including ordinary shares or American depositary shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

        In the event that at the time of a fundamental change the terms of the senior credit facilities restrict or prohibit the repurchase of notes pursuant to this covenant, then prior to the mailing of the notice to holders of the notes provided for in the immediately following paragraph but in any event within 45 days following any fundamental change, we shall:

  •
  repay in full all indebtedness under the senior credit facilities or, if doing so will allow the purchase of notes, offer to repay in full all indebtedness under the senior credit facilities and repay the indebtedness of each lender who has accepted such offer, or

  •
  obtain the requisite consent under the agreements governing the senior credit facilities to permit the repurchase of the notes as provided for in the immediately following paragraph.

        On or before the 45th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. The notice shall state, among other things:

  •
  the events causing a fundamental change;

  •
  the date of the fundamental change;

  •
  the last date on which a holder may exercise the repurchase right;

  •
  the fundamental change repurchase price;

  •
  the fundamental change repurchase date;

  •
  the name and address of the paying agent;

  •
  the applicable conversion rate and any adjustments to the applicable conversion rate;

  •
  that the notes with respect to which a fundamental change repurchase election has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase election in accordance with the terms of the indenture; and

  •
  the procedures that holders must follow to require us to repurchase their notes.

        We will not be required to make a fundamental change offer upon a fundamental change if a third party makes the fundamental change offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a fundamental change offer made by us and purchases all notes validly tendered and not withdrawn under the fundamental change offer.

        To exercise the repurchase right, you must deliver prior to the close of business on the business day immediately preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase election and the form entitled "Form of Fundamental Change Repurchase Notice" on the reverse side of the notes duly completed, to the paying agent. Your repurchase election must state:

  •
  if certificated notes have been issued, the certificate numbers of the notes to be delivered for repurchase;

  •
  the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

  •
  that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

        If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

        No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

        You may withdraw any repurchase election, in whole or in part, by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

  •
  the principal amount of the withdrawn notes;

  •
  if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

  •
  the principal amount, if any, which remains subject to the repurchase notice.

        If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

        We will be required to repurchase the notes no earlier than 30 days nor later than 60 days after the date of our notice of the occurrence of the relevant fundamental change subject to extension to comply with applicable law. You will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

  •
  the notes will cease to be outstanding and interest will cease to accrue, whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent; and

  •
  all other rights of the holders will terminate, other than the right to receive the fundamental change repurchase price upon delivery or transfer of the notes.

        We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of our repurchase of notes upon a fundamental change. If then required by the applicable rules, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the notes. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue thereof.

        The rights of the holders to require us to repurchase their notes upon a fundamental change could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti- takeover provisions. Instead, the fundamental change purchase feature is a standard term contained in other offerings of debt securities similar to the notes.

        The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

        The definition of fundamental change includes a phrase relating to the sale of "all or substantially all" of our consolidated assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the sale of less than all of our assets may be uncertain.

        The occurrence of certain of the events which would constitute a fundamental change would constitute a default under the senior credit facilities and would permit holders of our 8 1/2% senior subordinated notes to require us to repurchase those notes. In addition, our future senior indebtedness and senior subordinated indebtedness could contain prohibitions of certain events which would constitute a fundamental change or require that senior indebtedness or senior subordinated indebtedness, as the case may be, to be repurchased or repaid upon a fundamental change. Moreover, the exercise by the holders of the notes of their right to require us to purchase the notes could cause a default under that senior indebtedness, even if the fundamental change itself does not, due to the financial effect of the repurchase on us. If any default on our senior indebtedness has occurred and is continuing, payment of principal of or interest, including contingent interest and additional amounts, if any, on the notes, or any purchase, repurchase, redemption or other acquisition or retirement for value of the notes will be subject to the subordination provisions described under "—Subordination."

        Consequently, if we are not able to prepay indebtedness outstanding under the senior credit facilities and any other senior indebtedness containing similar restrictions or obtain requisite consents, we will be unable to fulfill our repurchase obligations if holders of notes exercise their repurchase rights following a fundamental change, resulting in a default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates. Furthermore, the fundamental change provisions may in some circumstances make more difficult or discourage a takeover of us and the removal of incumbent management. The provisions under the indenture relative to our obligation to make an offer to purchase the notes as a result of a fundamental change may be waived or modified only with the written consent of the holders of a majority in principal amount of the notes.

Limitations on Our Ability to Make Cash Payments

        Our senior credit facilities, which expire on March 31, 2011, contain certain covenants and terms which limit our ability to pay cash to the holders of the notes to repurchase, redeem or retire the notes, or upon conversion of the notes. There is a general exception to these restrictions which allows us to redeem the notes, in whole or part, at any time after August 20, 2009, at a purchase price not to exceed 100% of the principal amount of the notes, plus applicable interest. This general exception will be available only so long as (i) no default exits under our senior credit facilities and (ii) after giving effect to the redemption we would have at least $75 million of cash and/or availability under the revolving portion of our senior credit facilities. On or before August 20, 2009, the amount of cash that we could potentially apply to any repurchase, redemption, retirement or conversion of the notes is limited to the amount allowed by a limited exception applicable to restricted payments generally under our senior credit facilities. The maximum amount that can be applied toward this limited exception at any given time is the sum of $50 million, plus an additional $25 million per fiscal year (the unused portion of this $25 million annual amount may be carried over and used in the following year), plus 25% of certain excess cash flows which we have accrued, plus 100% of the available proceeds from qualifying sales or issuances of equity interests. As of April 1, 2004, our ability to make payments with respect to the repurchase, redemption, retirement or conversion of the notes in cash under this exception is limited to $75 million and is subject over time to increase based on the foregoing formula or decrease depending on our usage of this exception. However, the amount that may be available under this exception at the time we are required to repurchase, redeem, retire or convert any of the notes may be substantially less than the entire principal amount of the notes. This limited exception will not be available if we are in default under our senior credit facilities. If, on or prior to August 20, 2004, we need to make a repurchase, redemption or retirement of the notes or payments with respect to the conversion of the notes that exceeds this limited exception, we will need to obtain a waiver or amend, or otherwise terminate, our senior credit facilities to allow us to make any such cash payments. There can be no assurance that we will be able to obtain a waiver or amendment and there can be no assurance that any other credit facilities we may enter into or debt instruments we may issue in the future will not have similar or more restrictive limitations than those contained in our senior credit facilities.

        Finally, our ability to pay cash to the holders of the notes upon a repurchase, redemption, retirement or conversion may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required payments in connection with any repurchase, redemption, retirement or conversion. Even if sufficient funds were otherwise available, the terms of the senior credit facilities will prohibit, subject to limited exceptions, our prepayment of notes prior to their scheduled maturity.

Merger and Sale of Assets

        The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all our assets to another person, unless:

  •
  the resulting, surviving or transferee person (the "successor company") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the successor company (if not us) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of our obligations under the notes and the indenture;

  •
  immediately after giving effect to such transaction (and treating any indebtedness which becomes an obligation of the successor company or subsidiary guarantor as a result of such transaction as having been incurred by the successor company or subsidiary guarantor at the time of such transaction), no default shall have occurred and be continuing;

  •
  we shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and any supplemental indenture comply with the indenture; and

  •
  we shall have delivered to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the transaction had not occurred.

        The successor company will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture, but in the case of a lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the notes.

        In addition, we will not permit any subsidiary guarantor to consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its assets to any person unless:

  •
  the resulting, surviving or transferee person (the "successor guarantor") will be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and that person (if not the subsidiary guarantor) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all the obligations of the subsidiary guarantor under its subsidiary guarantee;

  •
  immediately after giving effect to the transaction (and treating any indebtedness which becomes an obligation of the successor guarantor or another subsidiary guarantor as a result of such transaction as having been incurred by the successor guarantor or the subsidiary guarantor at the time of the transaction), no default shall have occurred and be continuing; and

  •
  we shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and any supplemental indenture comply with the indenture.

        The successor guarantor will succeed to, and be substituted for, and may exercise every right and power of, such subsidiary guarantor under the indenture, but the predecessor subsidiary guarantor in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the notes.

        Notwithstanding the foregoing:

  •
  any subsidiary guarantor may consolidate with, merge into or transfer all or part of its properties and assets to us or another subsidiary guarantor and

  •
  we may merge with an affiliate incorporated solely for the purpose of reincorporating us in another jurisdiction to realize tax or other benefits.

Subordination

        The payment of principal of, or interest, including contingent interest and additional amounts, if any, on, the notes (collectively, "payment on the notes" or "pay the notes") will rank junior in right of payment to the prior payment in full of all senior indebtedness. The notes constitute senior subordinated indebtedness ranking equal to all our senior subordinated indebtedness, including our 8 1/2% senior subordinated notes, and senior to all our future subordinated indebtedness.

        We may not pay the notes if:

  (1)
  any of our designated senior indebtedness (as defined below) is not paid when due, or

  (2)
  any other default on our designated senior indebtedness occurs and the maturity of this designated senior indebtedness has been accelerated;

        unless, in either case,

  (x)
  the default has been cured or waived and any acceleration has been rescinded, or

  (y)
  the designated senior indebtedness has been paid in full in cash;

provided, however, that we may pay the notes without regard to the foregoing if we and the trustee receive written notice approving the payment from the representative of the designated senior indebtedness with respect to which either of the events set forth in clause (1) or (2) above has occurred and is continuing.

        During the continuance of any default, other than a default described in clause (1) or (2) of the immediately preceding paragraph, with respect to any of our designated senior indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice, except such notice as may be required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the notes for a period (a "payment blockage period") commencing upon the receipt by the trustee, with a copy to us, of written notice (a "blockage notice") of such default from the representative of such designated senior indebtedness specifying an election to effect a payment blockage period and ending 179 days thereafter or earlier if such payment blockage period is terminated:

  •
  by written notice to the trustee and us from the person or persons who gave the blockage notice rescinding such blockage notice,

  •
  by repayment in full of the designated senior indebtedness, or

  •
  because the default giving rise to the blockage notice is no longer continuing.

        Notwithstanding the provisions described in the immediately preceding paragraph, but subject to the provisions contained in the second preceding and in the immediately succeeding paragraph, unless the maturity of the designated senior indebtedness has been accelerated or a payment default with respect to designated senior indebtedness has occurred and is continuing, we may resume payments on the notes after the end of the payment blockage period, including any missed payments.

        Not more than one blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to designated senior indebtedness during that period. However, if any blockage notice within that 360-day period is given by or on behalf of any holders of designated senior indebtedness other than the bank indebtedness (as defined below), the representative of the bank indebtedness may give another blockage notice within that period. In no event, however, may the total number of days during which any payment blockage period or periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any payment blockage period with respect to the designated senior indebtedness initiating the payment blockage period shall be, or be made, the basis of the commencement of a subsequent payment blockage period by the representative of the designated senior indebtedness, whether or not within a period of 360 consecutive days, unless that default or event of default shall have been cured or waived for a period of not less than 90 consecutive days.

        If we fail to make any payment on the notes when due and within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, that failure will constitute an event of default under the indenture and will enable the holders of notes to accelerate the maturity thereof in accordance with the terms of the indenture. See "—Events of Default; Notice and Waiver."

        Upon any payment or distribution of the assets of us to creditors upon a total or partial liquidation or a total or partial dissolution of us or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property:

  •
  the holders of our senior indebtedness will be entitled to receive payment in full in cash of such senior indebtedness before the holders of the notes are entitled to receive any payment on the notes; and

  •
  until the senior indebtedness is paid in full in cash, any payment or distribution to which holders of the notes would be entitled but for the subordination provisions of the indenture will be made to holders of such senior indebtedness as their interests may appear, except that holders of the notes may receive any debt securities that are subordinated to such senior indebtedness to at least the same extent as the notes.

        If a distribution is made to holders of the notes that, due to the subordination provisions of the indenture, should not have been made to them, the holders will be required to hold it in trust for the holders of our senior indebtedness and pay it over to them as their interests may appear.

        If payment of the notes is accelerated because of an event of default, we or the trustee, provided that the trustee shall have received written notice from us, on which notice the trustee is entitled to conclusively rely, will promptly notify the holders of our designated senior indebtedness, or their representative, of the acceleration. If any of our designated senior indebtedness is outstanding, we may not pay the notes until five business days after the holders or the representative of that designated senior indebtedness receives notice of acceleration and, thereafter, may pay the notes only if the subordination provisions of the indenture otherwise permit payment at that time.

        By reason of the subordination provisions of the indenture, in the event of insolvency, holders of our senior indebtedness may recover more, ratably, than the holders of the notes, and assets which would otherwise be available to pay obligations in respect of the notes will be available only after all senior indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes and our 8 1/2% senior subordinated notes after payment in full of all senior indebtedness.

        The indenture contains substantially identical subordination provisions relating to each subsidiary guarantor's obligations under its subsidiary guarantee.

        As used in this prospectus, "designated senior indebtedness" means:

  (1)
  any and all amounts payable under or in respect of the senior credit facilities and any refinancing indebtedness, including, without limitation, any renewals, replacements, refundings, restatements substitutions or any other refinancings of any kind, with respect thereto (collectively, the "bank indebtedness") that may be incurred from time to time, whether before or after termination of the credit agreement related to the senior credit facilities, (including increasing the amount available for borrowing thereunder and including refinancings with the same or different lenders or agents), as amended, modified or supplemented from time to time, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us whether or not a claim for post-filing interest is allowed in those proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof; and

  (2)
  any other of our senior indebtedness that, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25 million and is specifically designated by us in the instrument evidencing or governing such senior indebtedness as "designated senior indebtedness" for purposes of the indenture.

Events of Default; Notice and Waiver

        The following will be events of default under the indenture:

  •
  a default in the payment of principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise (whether or not prohibited by the provisions described under "—Subordination" above);

  •
  a default in the payment of any interest, including contingent interest and additional amounts, if any, on the notes when due (whether or not prohibited by the provisions described under "—Subordination" above) and that failure continues for a period of 30 days past the applicable due date;

  •
  we or any subsidiary guarantor fails to comply with its obligations under the covenant described under "—Merger and Sale of Assets" above;

  •
  the failure by us to cause each of our existing or future subsidiaries to become a subsidiary guarantor of the notes in accordance with the obligation to provide subsidiary guarantees as described under "—Subsidiary Guarantees" above and that failure continues for a period of 30 days after our receipt of notice in accordance with the provisions of the indenture;

  •
  we fail to provide notice of the occurrence of a fundamental change on a timely basis;

  •
  default in our obligation to convert the notes into shares of our common stock upon exercise of a holder's conversion right;

  •
  the failure by us to comply with our obligation to repurchase the notes at the option of a holder upon a fundamental change or on any other repurchase date;

  •
  default in our obligation to redeem the notes after we have exercised our option to redeem;

  •
  the failure by us or any subsidiary guarantor to perform or observe our other covenants in the indenture for 60 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes;

  •
  default by us or any of our subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any of our indebtedness or indebtedness of any of our subsidiaries for money borrowed in excess of $10.0 million for so long as our 8 1/2% senior subordinated notes are outstanding and $25.0 million thereafter or its foreign currency equivalent in the aggregate, whether such indebtedness now exists or shall hereafter be created, resulting in such indebtedness becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 10 days after written notice to us from the trustee or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes has been received by us or such subsidiary;

  •
  the entry of any judgment or decree not covered by insurance in excess of $10.0 million for so long as our 8 1/2% senior subordinated notes are outstanding and $25.0 million thereafter or its foreign currency equivalent rendered against us or any subsidiary guarantor and (i) the judgment or decree is not stayed, waived or discharged within 90 days or (ii) an enforcement proceeding thereon is commenced by any creditor;

  •
  certain events involving us or one of our significant subsidiary's bankruptcy, insolvency or reorganization; and

  •
  any subsidiary guarantee of a subsidiary guarantor holding more than 5% of our consolidated assets or generating more than 5% of our consolidated sales or net income as of and for the twelve months ended on the end of the most recent fiscal quarter for which financial statements are publicly available ceases to be in full force and effect (except as contemplated by the terms thereof) or any such subsidiary guarantor or person acting by or on behalf of any such subsidiary guarantor denies or disaffirms such subsidiary guarantor's obligations under the indenture or any subsidiary guarantee and such default continues for 10 days after receipt of the notice specified in the indenture.

        The foregoing will constitute events of default whatever the reason for the event of default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

        If a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of the notes notice of the default within the earlier of 90 days after it occurs or 30 days after it is known to a trust officer or written notice of it is received by the trustee. The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest, including contingent interest or additional amounts, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

        If an event of default, other than an event of default relating to certain events of bankruptcy, insolvency or reorganization of us, occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy, insolvency or reorganization involving us, the principal and accrued and unpaid interest, including contingent interest and additional amounts, if any, on the notes will automatically become immediately due and payable. Under certain circumstances, the holders of a majority in principal amount of the outstanding notes may rescind such acceleration with respect to the notes and waive these past defaults.

        The holders of a majority in principal amount of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee or of exercising any trust or power conferred on the trustee, subject to limitations specified in the indenture. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder of the notes or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The holders of a majority in principal amount of outstanding notes may waive any past default under the indenture, except a default in the payment of principal or interest, including contingent interest or additional amounts, if any, a failure to convert any notes into common stock, a default arising from our failure to redeem or repurchase any notes when required pursuant to the terms of the indenture or a default in respect of any covenant that cannot be amended without the consent of each holder affected.

        No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest, including contingent interest or additional amounts, if any, on the notes, unless:

  •
  the holder has given the trustee written notice of an event of default;

  •
  the holders of at least 25% in principal amount of outstanding notes make a written request to the trustee to pursue the remedy;

  •
  the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of outstanding notes;

  •
  the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

  •
  the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

        The indenture will require us every year to deliver to the trustee a statement as to performance of our obligations under the indenture and as to any defaults.

        A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our senior credit facilities or other indebtedness.

Satisfaction and Discharge of the Indenture

        The indenture will generally cease to be of any further effect with respect to the notes, if:

  •
  we have delivered to the trustee for cancellation all outstanding notes, with certain limited exceptions, or

  •
  all notes not previously delivered to the trustee for cancellation have become due and payable, whether at stated maturity or any redemption date or any repurchase date, including upon the occurrence of a fundamental change, or upon conversion or otherwise, and we have deposited with the trustee as trust funds the entire amount in cash and/or our common stock, as applicable under the terms of the indenture, sufficient to pay all the outstanding notes, and if, in either case, we also pay or cause to be paid all other sums payable under the indenture by us.

Legal Defeasance and Covenant Defeasance

        The notes will not be subject to any defeasance provisions under the indenture.

Amendment and Modification

        The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

  •
  reduce the principal amount of or change the stated maturity of any note;

  •
  reduce the rate or extend the time for payment of interest, including contingent interest or additional amounts, if any, on any note;

  •
  reduce any amount payable upon redemption or repurchase of any note (including upon the occurrence of a fundamental change) or change the time at which or circumstances under which the notes may or shall be redeemed or repurchased;

  •
  impair the right of a holder to institute suit for payment on any note;

  •
  change the currency in which any note is payable;

  •
  impair the right of a holder to convert any note or reduce the number of common shares or any other property receivable upon conversion;

  •
  reduce the quorum or voting requirements under the indenture;

  •
  change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

  •
  subject to specified exceptions, amend or modify certain of the provisions of the indenture relating to amendment or modification or waiver of provisions of the indenture;

  •
  reduce the percentage of notes required for consent to any amendment or modification of the indenture;

  •
  make any change to the subordination provisions of the indenture that adversely affects the rights of any holder; or

  •
  modify any subsidiary guarantee in any manner materially adverse to the holders of the notes.

        We, the subsidiary guarantors and the trustee may modify certain provisions of the indenture without the consent of the holders of the notes, including to:

  •
  to exercise our right to elect the payment option as described under "—Conversion Rights Payments upon Conversion Our Right to Irrevocably Elect Payment."

  •
  add guarantees with respect to the notes or secure the notes;

  •
  evidence the assumption of our or a subsidiary guarantor's obligations by a successor person under the provisions of the indenture relating to consolidations, mergers and sales of assets;

  •
  surrender any of our rights or powers under the indenture;

  •
  add covenants or events of default for the benefit of the holders of notes;

  •
  cure any ambiguity or correct any inconsistency in the indenture, so long as such action will not adversely affect the interests of holders;

  •
  to modify or amend the indenture to permit the qualification of the indenture or any supplemental indenture under the Trust Indenture Act of 1939 as then in effect;

  •
  establish the forms or terms of the notes;

  •
  evidence the acceptance of appointment by a successor trustee;

  •
  provide for uncertificated notes in addition to or in place of certificated notes; provided, however, that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Internal Revenue Code of 1986;

  •
  to make any change in the subordination provisions of the indenture that would limit or terminate the benefits available to any holder of our or the subsidiary guarantor's senior indebtedness, or any representative thereof, under such subordination provisions; and

  •
  make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

        However, no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of senior indebtedness of us or a subsidiary guarantor then outstanding unless the holders of such senior indebtedness, or any group or representative thereof authorized to give a consent, consent to the change.

Calculations in Respect of Notes

        We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the market prices of our common stock, the amount of accrued interest, including contingent interest and additional amounts, if any, payable on the notes and the conversion price of the notes. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee, Paying Agent and Conversion Agent

        We have appointed BNY Midwest Trust Company, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

Notices

        Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of the mailing.

Rule 144A Information Request

        We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information, if any, required under Rule 144A(d)(4) under the Securities Act until such time as these securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Governing Law

        The notes and the indenture are be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination, Exchange, Registration and Transfer

        The notes will be issued:

  •
  in fully registered form;

  •
  without interest coupons; and

  •
  in denominations of $1,000 principal amount and integral multiples of $1,000. Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for this purpose, which will initially be the Corporate Trust Office of the trustee in The City of New York.

Payment and Paying Agent

        We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest on any notes represented by the registered certificated securities referred to below by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

        Payments on the notes represented by the global note referred to below will be made to The Depository Trust Company, New York, New York, which is referred to herein as DTC, or its nominee, as the case may be, as the registered owner thereof, in immediately available funds. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments. Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

Book-Entry Delivery and Settlement

        We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

        DTC has advised us as follows:

  •
  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

  •
  DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

  •
  Direct participants include securities brokers and dealers, trust companies, clearing corporations and other organizations.

  •
  DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

  •
  Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

  •
  The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission, sometimes referred to herein as the SEC.

        We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither us nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

        We expect that under procedures established by DTC:

  •
  Upon deposit of the global notes with DTC or its custodian, DTC credited on its internal system the accounts of certain direct participants with portions of the principal amounts of the global notes.

  •
  Ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

        The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

        So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

        Notes represented by a global security will be exchangeable for registered certificated securities with the same terms only if: (1) DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; (2) we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or (3) a default under the indenture occurs and is continuing.

        Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share. At April 30, 2004, 37,205,687 shares of common stock were issued and outstanding.

Common Stock

        Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

        Except as otherwise provided by law or stated below, the holders of common stock are entitled to one vote for each share held on all matters as to which shareholders are entitled to vote, voting jointly as a single class with the holders of shares of cumulative preference stock (without regard to series). The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

        The restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

  •
  the designation of the series;

  •
  the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

  •
  the voting rights, if any, of shares of the series;

  •
  the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

  •
  the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

  •
  the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

        We have designated 200,000 shares of our authorized preferred stock as Series A junior participating preferred stock. This designation was made in connection with our stockholders rights agreement.

Purposes and Effects of Certain Provisions of Our Restated Certificate of Incorporation

General

        The restated certificate of incorporation contains provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. Set forth below is a description of such provisions. This description is intended as a summary only and is qualified in its entirety by reference to the restated certificate of incorporation, the form of which is included as an exhibit to our annual report on Form 10-K, which is incorporated by reference into the registration statement of which this prospectus is a part.

Preferred Stock

        We believe that the availability of the preferred stock under the restated certificate of incorporation will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders' meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder to block a proposed transaction. Our board of directors will make any determination to issue shares based on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Fair Price Provision

        Article TENTH of the restated certificate of incorporation requires the approval of a majority of our outstanding shares of voting stock, excluding voting stock held by any "interested stockholder," defined generally as the beneficial owner of more than 10% of our voting stock, in addition to any class vote required by law or otherwise, as a condition of specified business combinations, which are defined as transactions with or for the benefit of an interested stockholder, except in cases in which either specified price criteria and procedural standards are satisfied or the transaction is approved by a majority of our directors who are not affiliated with the interested stockholder and each of whom either was one of our directors prior to the time the interested stockholder became an interested stockholder or was recommended or elected by a majority of these directors. The price criteria under Article TENTH relate to the minimum value to be paid to the holders of our common stock and the procedural standards relate to:

  •
  the preservation of the dividend rate on our common stock;

  •
  limitations on an interested stockholder's acquisition of additional shares of our capital stock and the receipt from us of loans, financial assistance or tax advantages;

  •
  disclosure to our stockholders in connection with a proposed business combination; and

  •
  limitations on major changes in our business or equity capital structure.

Stockholders Rights Agreement

        On May 7, 2002, the Board of Directors adopted the Rights Agreement (referred to herein as the stockholders rights agreement), by and between us and LaSalle Bank National Association, as Rights Agent, and declared a dividend of one Right for each outstanding share of common stock, payable to shareholders of record at the close of business on May 28, 2002. The stockholders rights agreement provides that under certain circumstances, each holder of a Right be entitled to receive one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price per Right equal to $400. The Rights are not exercisable until the earlier of 10 days after a public announcement by us that a person or group has acquired 15% or more of our common stock or common stock equivalents or 10 business days (or a later date determined by our board of directors)

after a person or group begins a tender or exchange offer that will result in such person or group acquiring 15% or more of our common stock. We are entitled to redeem the Rights at one cent per Right at any time until the later of (x) the date upon which we publicly announce that such 15% position has been acquired, or (y) 5:00 p.m., Eastern time, on the tenth business day after the commencement of a tender offer or exchange by a person, whereupon the consummation thereof would result in a person or group obtaining a 15% position in our common stock. If we are involved in certain transactions after the Rights become exercisable, a holder of Rights, other than Rights beneficially owned by a shareholder who has acquired 15% or more of our common stock, which Rights become void, is entitled to buy a number of shares of the acquiring company's common stock, or our common stock, as the case may be, having a market value of twice the exercise price of each Right. A potential dilutive effect may exist upon the exercise of the Rights. The Rights under the stockholders rights agreement expire on May 28, 2012, unless earlier redeemed or exchanged. Until a Right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time of the transaction in which the person or entity became an interested stockholder, unless:

  •
  prior to that time, either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding for this purpose shares owned by persons who are directors and also officers of the corporation and by specified employee benefit plans; or

  •
  at or after such time the business combination is approved by the board of directors of the corporation and by the affirmative vote, and not by written consent, of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        For the purposes of Section 203, a "business combination" is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or within the immediately preceding three years did own 15% or more of the corporation's voting stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Mellon Human Resources & Investor Solutions.

IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences to "U.S. holders" and "non-U.S. holders," as defined below, relating to the purchase, ownership, conversion and other disposition of the notes or shares of our common stock received upon conversion of the notes. The following summary to the extent described below under "Opinion as to U.S. Federal Income Tax Treatment," constitutes the opinion of our counsel, Jones Day.

        This summary:

  •
  does not purport to be a complete analysis of all the potential tax consequences that may be important to an investor based on the investor's particular tax situation;

  •
  is based on the existing provisions of the Internal Revenue Code of 1986 (the "Internal Revenue Code"), as amended, the existing applicable Treasury Regulations promulgated or proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, and which are subject to differing interpretations;

  •
  deals only with a beneficial owner of a note that will hold both the notes and the common stock received upon a conversion of the notes as "capital assets" (within the meaning of section 1221 of the Internal Revenue Code);

  •
  does not address tax consequences applicable to particular holders in light of their circumstances, including but not limited to:

  •
  holders subject to special tax rules, such as banks, financial institutions, holders subject to the alternative minimum tax, tax-exempt organizations, nonresident aliens subject to the tax on expatriates under section 877 of the Internal Revenue Code, partnerships or other pass-through entities for U.S. federal income tax purposes, pension funds, insurance companies, corporations that accumulate earnings in order to avoid U.S. federal income tax, dealers in securities or currencies and traders in securities that elect to use a mark to market method of accounting for their securities holding;

  •
  persons that will hold notes as a position in a hedging or constructive sale transaction, "straddle," "conversion" or other integrated transaction for U.S. federal income tax purposes;

  •
  U.S. holders that have a "functional currency" other than the U.S. dollar; and

  •
  non-U.S. holders subject to special rules under the Internal Revenue Code, such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies";

  •
  does not discuss any state, local or non-U.S. taxes and any U.S. federal tax other than the income tax, including but not limited to, the U.S. federal estate tax; and

  •
  does not discuss any reporting requirements of, or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

        Prospective investors are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of the purchase, ownership, conversion and other disposition of the notes and the ownership and disposition of the common stock received upon conversion of the notes. We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. The Internal Revenue Service may not agree with the statements made and conclusions reached in this discussion and may successfully assert a contrary position.

        As used in this memorandum, the term "U.S. holder" means a beneficial owner of a note or of common stock received upon conversion of the notes who is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the U.S.;

  •
  a corporation, or other entity treated as a corporation, that is organized in or under the laws of the U.S., any state or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust, if a court within the U.S. is able to exercise primary supervision over the trust's administration and one or more "U.S. persons" (as defined in section 7701(a)(30) of the Internal Revenue Code) have the authority to control all substantial decisions of the trust.

        Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as a U.S. person prior to such date may also be treated as a U.S. holder.

        If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a holder of notes or of common stock received upon conversion of the notes, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and such partnership's activities. Such partners and partnerships should consult their tax advisors concerning the U.S. federal income tax consequences of holding and disposing of notes or shares of common stock received upon a conversion of the notes, as the case may be.

        The term "non-U.S. holder" means any holder that is not a U.S. holder. A non-U.S. holder should see the discussion under the heading "—Non-U.S. Holders" below for more information.

        This summary of material U.S. federal income tax considerations is not tax advice. Investors considering the purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. federal tax other than the income tax, the laws of any state, local or foreign taxing jurisdiction and any applicable tax treaty.

Opinion as to U.S. Federal Income Tax Treatment

        We have been advised by our counsel, Jones Day, that, in their opinion, the notes will be treated for U.S. federal income tax purposes as debt instruments that are subject to U.S. federal income tax regulations governing contingent payment debt instruments, which we refer to as the "contingent debt regulations." All statement describing U.S. federal income tax laws contained in this summary, unless otherwise noted, constitute the opinion of Jones Day, as of June 14, 2004.

Classification of the Notes

        Pursuant to the terms of the indenture, we and each holder will agree to treat the notes, for U.S. federal income tax purposes, as indebtedness that is subject to the contingent debt regulations and to be bound by our application of the contingent debt regulations to the notes, including our determination of the rate at which interest will be deemed to accrue on the notes and the schedule of projected payments on the notes, which we refer to as the "projected payment schedule." The remainder of this discussion assumes that the notes will be treated in accordance with these agreements and determinations.

        No authority directly addresses the treatment of all aspects of the notes for U.S. federal income tax purposes. The Internal Revenue Service has issued Revenue Ruling 2002-31 and Notice 2002-36, in which the Internal Revenue Service addressed the U.S. federal income tax classification and treatment of a contingent convertible debt instrument that bears similarities to, but is not identical to, the notes. In this published guidance, the Internal Revenue Service concluded that the debt instrument addressed therein was subject to the contingent debt regulations. In addition, the Internal Revenue Service clarified various aspects of the applicability to the debt instrument addressed therein of certain other provisions of the Internal Revenue Code. The applicability of the contingent debt regulations, Revenue Ruling 2002-31 and Notice 2002-36 to any particular debt instrument, such as the notes, is uncertain. In addition, no rulings have been sought or are expected to be sought from the Internal Revenue Service in respect of any of the U.S. federal income tax consequences discussed below. The Internal Revenue Service could take contrary positions and, as a result, it may not agree with the tax characterizations and tax consequences described below. A different treatment of the notes for U.S. federal income tax purposes could significantly alter the amount, timing, character and treatment of income, gain or loss recognized in respect of the notes from the tax consequences described below and could require a holder to accrue interest income at a rate different than the "comparable yield" described below.

        The remainder of this discussion assumes that the notes will be treated as indebtedness subject to the contingent debt regulations.

U.S. Federal Income Tax Consequences Applicable to U.S. Holders

Interest on the Notes

        Under the contingent debt regulations, actual cash payments on the notes, including payment of contingent interest, if any, will not be reported separately as taxable income, but will be taken into account under such regulations in determining the amount of interest income that accrues on the notes. As discussed more fully below, the effect of the contingent debt regulations will be to:

  •
  require each U.S. holder, regardless of such holder's regular method of tax accounting, to use the accrual method in respect of the notes;

  •
  require each U.S. holder to accrue and include interest income on the notes on a constant yield to maturity basis for each accrual period equal to (i) the product of the adjusted issue price, as defined below, of the notes as of the beginning of the accrual period and the comparable yield, as defined below, of the notes, adjusted for the length of the accrual period, (ii) divided by the number of days in the accrual period and (iii) multiplied by the number of days during the accrual period that the U.S. holder held the notes;

  •
  if the actual amount of a contingent payment is not equal to the projected amount, required appropriate adjustments are made to reflect this difference in the tax year of such payment; and

  •
  generally result in ordinary rather than capital treatment of any gain and, to some extent, loss on the sale, exchange, repurchase or redemption of the notes.

        Accordingly, a U.S. holder may be required to include interest in its taxable income in any tax year in an amount significantly in excess of the interest payments, including contingent interest payments, that it actually receives in that year.

        The "issue price" of a note is the first price at which a substantial amount of the notes is sold to investors, excluding bond houses, brokers and other similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The "adjusted issue price" of a note for any accrual period is its issue price, increased by any interest income previously accrued thereon, determined without regard to any adjustments to interest accruals, as described below, and decreased by the amount of any projected payments scheduled to be made in respect of the notes for prior accrual periods without regard to the actual amount paid.

        Under the contingent debt regulations, we are required to establish the "comparable yield" of the notes. The comparable yield for the notes is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt instrument with no contingent payments, but having terms and conditions otherwise comparable to the notes. In no event will the comparable yield be less than the "applicable federal rate" determined by the Secretary of the Treasury. Accordingly, we have determined the comparable yield to be 6.125% compounded semi-annually.

        We are required to provide to U.S. holders, solely for determining the amount of interest accruals for U.S. federal income tax purposes, the projected payment schedule for the notes. This schedule must produce the comparable yield. Our determination of the projected payment schedule for the notes includes estimates of the timing and amounts of payments of contingent interest and an estimate of a payment that takes into account the terms of the notes' conversion feature.

        Under the indenture and as required by the contingent debt regulations, for U.S. federal income tax purposes, each holder is required to use the comparable yield and projected payment schedule established by us in determining its interest accruals in respect of the notes, and the adjustments to such interest accruals described below. U.S. holders may obtain the projected payment schedule by submitting a written request to us at the address set forth under "Where You Can Find More Information and Incorporation by Reference."

        Our determinations of the comparable yield and the projected payment schedule are not binding on the Internal Revenue Service and it could challenge such determinations. If it did so, and if any such challenge was successful, then the amount and timing of interest income accruals of the holders would be different from those reported by us or included on previously filed tax returns by the holders.

        The comparable yield and projected payment schedule have not been determined for any purpose other than for use in the determination of interest accruals and adjustments thereof in respect of the notes for U.S. federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable to the holders of the notes.

Adjustments to Interest Accruals on the Notes

        If a U.S. holder receives actual payments in respect of the notes in a tax year that, in the aggregate, exceed the aggregate amount of projected payments under the projected payment schedule for that tax year, then the U.S. holder will have a "net positive adjustment" equal to the amount of such excess. The U.S. holder will be required to treat a "net positive adjustment" as additional interest income for such tax year. For this purpose, the payments in a tax year include the fair market value of any property, including shares of our common stock received upon conversion of the notes.

        If a U.S. holder receives actual payments in respect of the notes in a tax year that, in the aggregate, are less than the aggregate amount of the projected payments under the projected payment schedule for that tax year, then the U.S. holder will have a "net negative adjustment" equal to the amount of the deficit. A net negative adjustment will (a) reduce the U.S. holder's interest income on the notes for that tax year, and (b) to the extent of any excess after the application of clause (a), give rise to an ordinary loss to the extent of such U.S. holder's total interest income in respect of the notes during prior tax years, reduced to the extent the interest income was offset by prior net negative adjustments treated as ordinary loss. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized upon a sale, exchange, conversion, repurchase or redemption of the notes.

        If a subsequent purchaser of notes has a tax basis in its notes that differs from the adjusted issue price of such notes on the purchase date, then such a holder must, upon acquiring such notes, reasonably allocate this difference among the remaining daily portions of interest on such notes and the projected payments over the remaining term of the notes. If such a holder's tax basis is less than the adjusted issue price on the purchase date (e.g., the holder purchased the notes at a discount), then the amounts allocated are treated as positive adjustments on the dates that the daily portions of interest accrue or the projected payments are made, as applicable. If such holder's tax basis exceeds the adjusted issue price on the purchase date (e.g., the holder purchased the notes at a premium), then the amounts allocated are treated as negative adjustments on the dates that the daily portions of interest accrue or the projected payments are made, as applicable. U.S. holders that are subsequent purchasers of notes should consult their tax advisors regarding such potential allocations and adjustments.

Sale, Exchange, Conversion, Repurchase or Redemption of the Notes

        In general, the sale, exchange, conversion, repurchase or redemption of a note may result in taxable gain or loss to a U.S. holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the notes take into account the potential receipt of shares of our common stock and/or cash upon conversion as a contingent payment in respect of the notes. Accordingly, we intend to treat the receipt of our common stock or cash by a U.S. holder upon the conversion of a note as a contingent payment under the contingent debt regulations. As described above, U.S. holders are bound to follow our determination of the comparable yield and our projected payment schedule. Under this treatment, a conversion of the notes may result in gain or loss to a U.S. holder, which will be treated as ordinary income or loss to the extent described below. The amount of gain or loss on a sale, exchange, conversion, repurchase or redemption will be measured by the difference between:

  •
  the amount of cash, plus the fair market value of any property received by the U.S. holder, including the fair market value of any shares of our common stock received upon a conversion of the notes; reduced by

  •
  the U.S. holder's adjusted tax basis in the notes.

        A U.S. holder's adjusted tax basis in a note on any date will be equal to such U.S. holder's original purchase price for the note, subject to adjustments. These adjustments include an increase for any interest income previously accrued by the U.S. holder under the contingent debt regulations as described above, determined without regard to any net positive or negative adjustments to interest accruals described above (other than any positive or negative adjustments reflecting discount or premium on a subsequent purchase of notes, which increase or decrease tax basis), and a decrease equal to the amount of any projected payments, as described above, scheduled to be made on the notes for prior accrual periods to the U.S. holder through that date without regard to the actual amount paid.

        Gain recognized upon a sale, exchange, conversion, repurchase or redemption of a note will be treated as ordinary interest income. Any loss recognized upon a sale, exchange, conversion, repurchase or redemption of a note will be treated as an ordinary loss to the extent of the excess of previous interest inclusions, including prior net positive adjustments, over the total net negative adjustments previously taken into account as ordinary loss, and thereafter as capital loss. Any recognized capital loss will be long-term if the note is held for more than one year. The deductibility of capital loss is subject to limitations.

        Upon conversion of a note for shares of our common stock and/or cash, any accrued and unpaid interest on such note shall be deemed to be paid by the receipt of such common stock and/or cash. A U.S. holder's initial tax basis in shares of our common stock received upon a conversion of a note will equal the then current fair market value of such common stock at the time of conversion. The holding period of the common stock received upon conversion will commence on the day immediately following the date of conversion.

Disposition of Common Stock

        Upon the sale or other disposition of our common stock received upon conversion of a note, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or other disposition and (ii) the U.S. holder's adjusted tax basis in the common stock. The capital gain or loss will be long-term if the U.S. holder's holding period in respect of the common stock is more than one year. The deductibility of capital loss is subject to limitations.

Dividends on Shares of Common Stock

        Distributions to a U.S. holder on shares of our common stock will be treated as a dividend to the extent payable out of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, as of the end of the tax year of the distribution.

        To the extent that a U.S. holder receives a distribution on shares of our common stock that would have constituted a dividend for U.S. federal income tax purposes had it not exceeded our current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, which reduces the holder's basis in its shares of our common stock, and thereafter will be treated as capital gain.

        Dividends received by a non-corporate U.S. holder on shares of our common stock in tax years beginning on or before December 31, 2008 will be subject to tax at preferential rates, provided that certain conditions are met. Dividends paid and constructive dividends deemed paid to corporate U.S. holders may qualify for a dividends-received deduction.

Constructive Dividends

        If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, then the increase may be deemed to be the payment of a taxable dividend to U.S. holders of the notes. For example, an increase in the conversion rate in the event of our distribution of debt instruments or assets to our stockholders may result in deemed dividend treatment to U.S. holders of the notes. However, an increase, in the conversion rate in the event of stock dividends or the distribution of rights to our stockholders to subscribe for our common stock generally will not result in deemed dividend treatment to U.S. holders. Any deemed distributions will be taxable as a dividend, return of capital or capital gain as discussed under "—U.S. Federal Income Tax Consequences Applicable to U.S. Holders—Dividends on Shares of Common Stock" above.

Non-U.S. Holders

Interest on the Notes

        All payments on the notes made to a non-U.S. holder, including the issuance of shares of our common stock pursuant to a conversion (other than possibly a portion of any such payment that is attributable to certain adjustments of the conversion rate), will be exempt from U.S. federal income and withholding tax, provided that:

  •
  such payments are not effectively connected with the conduct by such non-U.S. holder of a trade or business within the U.S.;

  •
  the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

  •
  the non-U.S. holder is not a "controlled foreign corporation" that is related to us by stock ownership within the meaning of the applicable sections of the Internal Revenue Code;

  •
  the non-U.S. holder is not a bank that receives interest described in section 881(c)(3)(A) of the Internal Revenue Code;

  •
  the notes and the common stock received upon conversion of the notes are and continue to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Internal Revenue Code;

  •
  we are not and have not been a U.S. real property holding corporation, as defined below; and

  •
  the non-U.S. holder of the note, under penalty of perjury, certifies on a properly executed and delivered Internal Revenue Service Form W-8BEN or other form, if applicable, that it is not a U.S. person and provides its name and address.

        The certification described in the last clause above may be provided by a securities clearing organization, a bank or other financial institution that holds customers' securities in the ordinary course of its trade or business. Under the Treasury Regulations, this certification may also be provided by a qualified intermediary on behalf of one or more beneficial owners or other intermediaries, provided that the intermediary has entered into a withholding agreement with the Internal Revenue Service and other conditions are met. A non-U.S. holder that is not exempt from tax under these rules generally will be subject to U.S. federal withholding tax at a gross rate of 30% unless the interest is effectively connected with the conduct of a U.S. trade or business and the non-U.S. holder of the note so certifies under penalty of perjury on a properly executed and delivered IRS Form W-8ECI, or other applicable form, in which case such interest will be subject to U.S. federal income tax based on such non-U.S. holder's net effectively connected income in a similar manner as if it were received by a U.S. holder. Corporate non-U.S. holders that receive interest income that is effectively connected with the conduct of a trade or business within the U.S. may also be subject to an additional "branch profits" tax on such income. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from U.S. federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding tax pursuant to the applicable income tax treaties. A non-U.S. holder may meet the certification requirements under this paragraph by providing a form W-8BEN or appropriate substitute form to us or our agent.

Dividends on Shares of Common Stock

        Any distribution on shares of common stock to a non-U.S. holder generally will be subject to U.S. federal income tax withholding at a rate of 30% unless (a) it is subject to reduction or exemption by an applicable income tax treaty and the non-U.S. holder provides an Internal Revenue Service Form W-8BEN certifying, under penalty of perjury, that it is entitled to the treaty benefits, (b) upon the receipt of Internal Revenue Service Form W-8ECI from a non-U.S. holder claiming that the payments are effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder, in which case the dividend will be subject to the U.S. federal income tax generally in the same manner as if it were received by a U.S. holder. Corporate non-U.S. holders that receive dividend income that is effectively connected with the conduct of a trade or business within the U.S. also may be subject to an additional "branch profits" tax on the income. Non-U.S. holders should consult any applicable income tax treaties, which may provide reduced rates of or an exemption from U.S. federal withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from withholding under the applicable income tax treaties.

Constructive Dividend

        As discussed above, an adjustment to the conversion rate of the notes could possibly give rise to a deemed distribution to holders for U.S. federal income tax purposes. See "—U.S. Federal Income Tax Considerations Applicable to U.S. Holders—Constructive Dividends" above for more information. With respect to non-U.S. holders, the deemed distribution would be subject to the rules described above under "Non-U.S. Holders—Dividends on Shares of Common Stock," regarding withholding of U.S. federal income tax on dividends in respect of common stock.

Sale or Other Disposition of Notes or Shares of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or other disposition of the notes or shares of common stock unless:

  •
  the gain is effectively connected with the conduct of a trade or business within the U.S. by the non-U.S. holder; or

  •
  in the case of a non-U.S. holder who is a nonresident alien individual and holds the note or common stock, as the case may be, as a capital asset, such holder is present in the U.S. for 183 or more days in the tax year of the disposition and certain other conditions exist.

U.S. Real Property Holding Corporation

        The foregoing discussion of the U.S. taxation of non-U.S. holders of notes and our common stock issuable upon conversion of the notes assumes that we are not, at any relevant time, a "U.S. real property holding corporation," within the meaning of the Internal Revenue Code. Under present law, we would not be a U.S. real property holding corporation, so long as the fair market value of our "U.S. real property interests" is less than 50% of the sum of the fair market value of our U.S. real property interests, our interests in non-U.S. real property and our other assets that are used or held in a trade or business on certain determination dates. We believe that we are not, have never been and do not expect to become a U.S. real property holding corporation.

        In the event that we become a U.S. real property holding corporation, gain recognized by non-U.S. holders on a disposition of notes or the common stock issuable upon conversion of the notes may be subject to U.S. federal income tax, including any applicable withholding tax.

Information Reporting and Backup Withholding

U.S. Holders

        U.S. holders will be subject to information reporting in respect of any payments we may make, including any deemed payment upon issuance of shares of our common stock pursuant to a conversion of the notes, the proceeds of the sale or other disposition of the notes or any dividends on shares of our common stock with respect to certain non-exempt U.S. holders. In addition, backup withholding (currently at a rate of 28%) may apply, unless a U.S. holder supplies a taxpayer identification number and other information, certified under penalties of perjury, or otherwise establishes, in the manner prescribed by applicable law, an exemption from backup withholding. Amounts withheld under backup withholding are allowable as a refund or a credit against the U.S. holder's federal income tax upon furnishing the required information on a timely basis to the Internal Revenue Service.

Non-U.S. Holders

        We will, where required, report to non-U.S. holders and to the Internal Revenue Service the amount of any principal, interest and dividends, if any, paid on the notes or shares of common stock. Under current U.S. federal income tax law, backup withholding tax will not apply to payments if the required certifications are received, provided, in each case, however, that neither we nor our paying agent, as the case may be, have actual knowledge or reason to know that the payee is a U.S. person that is not an exempt recipient.

        Under the Treasury Regulations, payments on the sale, exchange or other disposition of notes or shares of common stock effected through a foreign office of a broker to an offshore account maintained by a non-U.S. holder are generally not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a "controlled foreign corporation," a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, a foreign partnership with significant U.S. ownership or a U.S. branch of a foreign bank or insurance company, then information reporting will be required, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption and the broker has neither actual knowledge nor a reason to know that the beneficial owner is not entitled to an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a U.S. person that is not an exempt recipient.

        Information reporting and backup withholding will apply to payments effected at a U.S. office of any U.S. or foreign broker, unless the broker has documentary evidence in its records that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption and the broker has no actual knowledge or reason to know that the beneficial owner is not entitled to an exemption.

        Backup withholding does not represent an additional income tax. Amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

SELLING SECURITYHOLDERS

        The notes were originally issued by us and sold to Banc of America Securities LLC, Credit Lyonnais Securities (USA) Inc., BNY Capital Markets, Inc., and NatCity Investments, Inc., to whom we refer to elsewhere in this prospectus as the "initial purchasers," in transactions exempt from the registration requirements of the federal securities laws. The initial purchasers resold the notes to persons reasonably believed by them to be "qualified institutional buyers," as defined by Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and the shares of common stock issuable upon conversion and/or redemption of the notes. Set forth below are the names of each selling securityholder, the principal amount of the notes that may be offered by such selling securityholder pursuant to this prospectus and the number of shares of common stock into which the notes are convertible, each to the extent known to us as of the date of this prospectus. None of the selling securityholders which is a broker-dealer acquired notes as compensation for underwriting activities. Each selling securityholder that is an affiliate of the a broker-dealer has represented to us that it purchased the notes to be resold in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the notes at the time of their purchase. None of the selling securityholders has had a material relationship with us or any of our predecessors or affiliates within the past three years.

        Any or all of the notes or common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which the information regarding their notes was provided in transactions exempt from the registration requirements of the Securities Act.

Name	Aggregate Principal Amount of Notes that may be Sold	Percentage of Notes Outstanding	Common Stock Owned Prior to Conversion	Common Stock Registered Hereby(1)
Acuity Master Fund, Ltd.(29)	1,675,000	*	—	21,079
American Investors Life Insurance Company(2)	400,000	*	—	5,034
American Skandia Trust(3)	1,000,000	*	—	12,584
Arkansas PERS(4)	825,000	*	—	10,382
Astrazeneca Holdings Pension(4)	250,000	*	—	3,146
BNP Paribas Equity Strategies, SNC(5)(28)	4,353,000	1.55%	5,300	54,779
Aventis Pension Master Trust(6)	160,000	*	—	2,013
Boilermaker Blacksmith Pension Trust(4)	1,020,000	*	—	12,836
Calamos Convertible Fund(6)	6,300,000	2.25%	—	79,281
Calamos Market Neutral Fund-Calamos Investment Trust(6)	18,700,000	6.68%	—	235,326
CEMEX Pension Plan(6)	75,000	*	—	944
Chrysler Corporation Master Retirement Trust(7)(28)	7,180,000	2.56%		90,355
CNH CA Master Account, L.P.(8)	1,000,000	*	—	12,584
Consulting Group Capital Markets Funds(6)	1,600,000	*	—	20,135
CooperNeff Convertible Strategies (Cayman) Master Fund, LP(5)	4,208,000	1.50%	—	52,955
Corporate High Yield Fund, Inc.(9)(28)	2,125,000	*	—	26,742
Corporate High Yield Fund III, Inc.(9)(28)	2,275,000	*	—	28,629
Corporate High Yield Fund V, Inc.(9) (28)	3,700,000	1.32%	—	46,562
Corporate High Yield Fund VI, Inc.(9) (28)	3,900,000	1.39%	—	49,079
Credit Suisse First Boston Europe Ltd (10)(27)	16,500	*	—	208

CSS, LLC(27)(32)	3,000,000	1.07%	—	37,753
Debt Strategies Fund, Inc.(9)(28)	5,000,000	1.79%	—	62,922
Delaware PERS(4)	800,000	*	—	10,067
Delta Air Lines Master Trust—CV(7)(28)	1,745,000	*	—	21,960
Delta Airlines Master Trust(6)	625,000	*	—	7,865
Delta Pilots Disability & Survivorship Trust—CV(6)	870,000	*	—	10,948
Deutsche Bank Securities Inc.(12)(27)	3,825,000	1.37%	—	48,135
Dodeca Fund, L.P.(2)	1,540,000	*	—	19,380
Diaco Investments LP(30)	550,000	*	—	6,921
Dorinca Insurance Company(6)	440,000	*	—	5,537
Duke Endowment(4)	475,000	*	—	5,978
F.M. Kirby Foundation, Inc.(7)(28)	1,685,000	*	—	21,205
Fuji US Income Open(3)	1,200,000	*	—	15,101
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors LLC(13)	2,750,000	*	—	34,607
Goldman Sachs & Co.(27)(31)	1,400,000	*	—	17,618
Guggenheim Portfolio Co. XV, LLC(14)	1,500,000	*	—	18,876
HighBridge International LLC(15)(28)	10,000,000	3.57%	—	125,843
ICI American Holdings Trust(4)	180,000	*	—	2,265
Inflective Convertible Opportunity Fund I, L.P.(2)	60,000	*	—	755
Institutional Benchmarks Master Fund Ltd.(16)	1,250,000	*	—	15,730
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(7)(28)	960,000	*	—	12,081
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(7)(28)	930,000	*	—	11,703
International Truck & Engine Corporation Retiree Health Benefit Trust(7)(28)	380,000	*	—	4,782
KBC Financial Products USA Inc.(17)(27)	1,750,000	*	—	22,023
Kettering Medical Center Funded Depreciation Account(6)	50,000	*	—	629
Knoxville Utilities Board Retirement System(6)	70,000	*	—	881
Lord Abbett America's Value Fund(3)	1,000,000	*	—	12,584
Lord Abbett Bond Debenture Fund, Inc.(3)	12,500,000	4.46%	—	157,304
Lord Abbett Investment Trust—High Yield Fund(3)	1,000,000	*	—	12,584
Lord Abbett Series Fund—America's Value Portfolio(3)	50,000	*	—	629
Lord Abbett Series Fund—Bond Debenture Portfolio(3)	250,000	*	—	3,146
Louisiana Workers' Compensation Corporation(6)	200,000	*	—	2,517
Lyxor / Convertible Arbitrage Fund Limited(5)	810,000	*	—	10,193
Lyxor / Forest Fund Limited	735,000	*	—	9,249
Macomb County Employees' Retirement System(6)	165,000	*	—	2,076
Merrill Lynch Global Investment Series: Income Strategies Portfolio(9)(28)	5,000,000	1.79%	—	62,922
Merrill Lynch Insurance Group Bond Debenture Portfolio(3)	50,000	*	—	629

Met Investors Series Trust—America's Value(3)	75,000	*	—	944
Met Investors Series Trust—Bond Debenture(3)	3,500,000	1.25%		44,045
Microsoft Corporation(7)(28)	1,900,000	*	—	23,910
Motion Picture Industry Health Plan—Active Member Fund(7)(28)	175,000	*	—	2,202
Motion Picture Industry Health Plan—Retiree Member Fund(7)(28)	125,000	*	—	1,573
OCLC Online Computer Library Center Inc.(4)	25,000	*	—	315
OCM Convertible Trust(7)(28)	3,175,000	1.13%	—	39,955
OCM Global Convertible Securities Fund(7)	235,000	*	—	2,957
Partner Reinsurance Company Ltd.(7)(28)	1,360,000	*	—	17,115
Phoenix Lord Abbett Bond Debenture Fund(3)	100,000	*	—	1,258
Pioneer High Yield Fund(18)	35,025,000	12.51%	—	440,765
Pioneer High Yield VCT Portfolio(18)	1,725,000	*	—	21,708
Pioneer U.S. High Yield Corp Bond Sub Fund(18)	2,900,000	1.04%	—	36,494
Polygon Global Opportunities Master Fund(19)	6,000,000	2.14%	—	75,506
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union(6)	345,000	*	—	4,342
Prisma Foundation(6)	80,000	*	—	1,007
Prudential Insurance Co. of America(4)	50,000	*	—	629
Ramius Capital Group(14)(28)	500,000	*	—	6,292
RBC Alternative Assets, L.P.(20)(28)	100,000	*	—	1,258
RCG Latitude Master Fund, LTD(14)(28)	4,500,000	1.61%	—	56,629
Royal Bank of Canada(12)(28)	3,500,000	1.25%	—	44,045
Sagamore Hill Hub Fund, Ltd.(21)	15,000,000	5.36%	—	188,765
Sage Capital Management, LLC(26)	7,000,000	2.50%	—	88,090
S.G. Cowen Securities Corporation(22)(27)	250,000	*	—	3,146
Singlehedge US Convertible Arbitrage Fund(5)	990,000	*	—	12,458
SPT(6)	1,000,000	*	—	12,584
State Employees' Retirement Fund of the State of Delaware(7)(28)	2,070,000	*	—	26,050
State of Oregon—Equity(4)	2,500,000	*	—	31,461
Syngenta AG(4)	140,000	*	—	1,762
The Cockrell Foundation(6)	40,000	*	—	503
The Dow Chemical Company Employees' Retirement Plan(6)	1,225,000	*	—	15,416
The Fondren Foundation(6)	65,000	*	—	818
The St. Paul Travelers Companies, Inc.—Commercial Lines(7)(28)	315,000	*	—	3,964
The St. Paul Travelers Companies, Inc.—Personal Lines(7)(28)	210,000	*	—	2,643
Union Carbide Retirement Account(6)	655,000	*	—	8,243
Univar USA Inc. Retirement Plan(6)	185,000	*	—	2,328
UnumProvident Corporation(7)(28)	590,000	*	—	7,425
Value Line Convertible Fund, Inc.(23)	250,000	*	—	3,146
White Diversified Convertible Arbitrage Partners LP(24)	1,000,000	*	—	12,584

Qwest Occupational Health Trust(7)(28)	265,000	*	—	3,335
Xavex Convertible Arbitrage 5 Fund(14)	1,000,000	*	—	12,584
Zazove Convertible Arbitrage Fund L.P.(25)	5,875,000	2.10%	—	73,933
Zazove Hedged Convertible Fund L.P.(25)	1,850,000	*	—	23,281
Zurich Institutional Benchmarks Master Fund Ltd.(11)	361,000	*	—	4,543
All other holders of notes or future transferees, pledges, donees or successors of any such holders(33)	47,611,500	17.00%	-(34)	599,157

*
Less than 1%

(1)
Assumes conversion of all of the holder's notes at a conversion rate of 12.5843 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate will be subject to adjustment as described under "Description of Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Thomas V. Ray is president of Inflective Asset Management, LLC and has sole voting and dispositive power over the registrable securities of this selling securityholder.

(3)
Maren Lindstrom and the Lord Abbett convertible management team of Lord Abbett & Co. have shared voting and dispositive power over the registrable securities held by this selling securityholder.

(4)
Ann Houlihan of Forley, Revy Investment Co., Inc. has sole voting and dispositive power over the registrable securities held by this selling securityholder.

(5)
Christian Menestrier, chief executive officer of CooperNeff Advisors, Inc., which indirectly controls the selling securityholder, has sole voting and dispositive power over the registrable securities of this selling securityholder

(6)
Nick Calamos, of Calamos Investments, has sole voting and dispositive power over the registrable securities held by this selling securityholder.

(7)
Oaktree Capital Management LLC has voting and investment control over the aggregate principal amount of the notes. Lawrence Keele is a principal of Oaktree Capital Management and is the portfolio manager of this selling securityholder.

(8)
CNH Partners, LLC is the investment advisor for this selling securityholder and has sole voting and dispositive powers over the registrable securities of this selling securityholder. Robert Krail, Mark Mitchell and Todd Palvino are the investment principals for CNH Partners.

(9)
Merrill Lynch Investment Managers is the investment advisor of this selling securityholder and has sole voting and dispositive power over the registrable securities. Merrill Lynch Investment Managers is controlled by a publicly-held entity.

(10)
This selling securityholder is owned by Credit Suisse First Boston, a publicly-held entity.

(11)
This selling securityholder is controlled by Forest Investment Mngt. LLC, which is wholly owned by Forest Partners II LP, the general partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(12)
This selling securityholder is a publicly-held entity.

(13)
Geode Capital Management, LLC is the manager and investment manager of Geode Investors LLC and Vincent Gubitosi has sole voting and dispositive power over the registrable securities of this selling securityholder.

(14)
Alex Adair, of Ramius Capital Group, LLC, has sole voting and dispositive power over the registrable securities of this selling securityholder.

(15)
Glenn Dubin and Henry Swieca, principals of HighBridge Capital Management, which is the trading adviser to this selling securityholder, have shared voting and dispositive power over the registrable securities of this selling securityholder.

(16)
Gene T. Pretti, investment advisor, has discretionary authority over the investments, including sole voting and dispositive power over the registrable securities, of this selling securityholder.

(17)
Luke Edwards, managing director of this selling securityholder, exercises voting and investment control over the registrable securities of this selling securityholder.

(18)
Pioneer Investment Management, Inc., this selling securityholder's investment advisor, has voting and dispositive power over the registrable securities of the selling securityholder. Pioneer Investment Management is indirectly owned by UniCredito Italiano S.p.A., a publicly-held entity.

(19)
This board of directors of this selling securityholder has sole voting and dispositive power over the registrable securities of this selling securityholder. The board of directors is comprised of: Alex Jackson, Byron Knief, Brandon Jones, Erik Caspersen, Greville Ward, and Reade Griffith.

(20)
RBC Alternative Assets, Inc. is the general partner of this selling securityholder and has sole voting and dispositive power over its registrable securities. RBC Alternative Assets is owned by RBC Dominion Securities, Inc., which is owned by RBC Dominion Securities, Ltd., which is owned by Royal Bank DS Holding Inc., which is owned by Royal Bank Holding, Inc., which is owned by Royal Bank of Canada, a publicly-held entity.

(21)
Sagamore Hill Capital Management, L.P. acts as the investment manager for this selling securityholder with respect to the registrable securities and as such has sole voting and dispositive power over the registrable securities. Steven H. Bloom is the manager of the general partner of Sagamore Hill Capital Management, L.P.

(22)
Societe Generale, a publicly-held entity, is the controlling shareholder of this selling securityholder.

(23)
Jeffrey D. Geffen, vice president of this selling securityholder, has sole voting and dispositive power over its registrable securities.

(24)
Whitebox Diversified Convertible Arbitrage Advisors LLC is the general partner of this selling securityholder. Andrew Redleaf, managing member of Whitebox Diversified Convertible Arbitrage Advisors, has sole voting and dispositive power over the registrable securities of this selling securityholder.

(25)
Gene T. Pretti is the general partner of this selling securityholder and has sole voting and dispositive power over its registrable securities.

(26)
Peter DeLisser, the managing member, has sole voting and dispositive control over the registrable securities of this selling securityholder.

(27)
This selling securityholder is a broker-dealer.

(28)
This selling securityholder is an affiliate of a broker-dealer.

(29)
Acuity Capital Management is the investment manager of this selling securityholder and has sole voting and dispositive power over its registrable securities. David J. Harris and Howard Needle are the members of Acuity Capital Management.

(30)
Simon Glich is the general partner of this selling securityholder and has sole voting and dispositive power over its registrable securities.

(31)
The Goldman Sachs Group, Inc. and The Goldman Sachs & Co. L.L.C., general partners of this selling security holder, have sole voting and dispositive power over the registrable securities of this securityholder.

(32)
Michael J. Carusillo, Nicholas D. Schoewe and Clayton A. Strure are the general partners of this selling securityholder and have shared voting and dispositive power over its registrable securities.

(33)
Information about other selling securityholders will be set forth in supplements or amendments to this prospectus, if required.

(34)
Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

        The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and common stock may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus.

PLAN OF DISTRIBUTION

        The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the common stock covered by this prospectus.

        We will not receive any of the proceeds from the offering of the notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering will be the purchase price of such notes or common stock less discounts and commissions, if any.

        The notes and the common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that in turn may sell the notes and the underlying common stock.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. It is possible that selling securityholders may decide not to sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, the selling securityholders may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        Our outstanding common stock is listed for trading on the New York Stock Exchange.

        Certain selling securityholders, including Credit Suisse First Boston Europe Ltd, CSS, LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co., KBC Financial Products USA Inc., and S.G. Cowen Securities Corporation are broker-dealers and therefore are underwriters within the meaning of the Securities Act in connection with the resales of the notes and the common stock covered by this prospectus. Any commission received by an underwriter and any profit on the resale of the notes of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        In addition, in connection with any resales of the notes, selling securityholders must deliver a prospectus meeting the requirements of the Securities Act. Selling securityholders may fulfill their prospectus delivery requirements with respect to the notes with this prospectus.

        The notes were issued and sold on February 19, 2004 in transactions exempt from registration requirements of the federal securities laws to the initial purchasers. We have agreed to indemnify each initial purchaser, the directors, officers, partners, employees, representatives and agents of each initial purchaser and each selling securityholder including each person, if any, who controls any of them within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each selling securityholder has agreed severally and not jointly, to indemnify us, our directors and officers and each person, if any, who controls us within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act against certain liabilities arising under the Securities Act.

        The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

        We have agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective until February 19, 2006, or the earlier of (1) the sale pursuant to the registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions in which case we may prohibit offers and sales of notes and common stock pursuant to the registration statement to which this prospectus relates.

LEGAL MATTERS

        Jones Day, New York, New York, will pass upon the validity of the notes and the shares of common stock issuable upon conversion of the notes. Jones Day will rely as to certain matters upon the opinions of Ann D. Davidson, Esq., our General Counsel, regarding certain matters under Minnesota law and Bass, Berry & Sims PLC, Nashville, Tennessee, regarding certain matters under Tennessee law.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from Alliant Techsystems Inc.'s Form 8-K dated June 1, 2004 for the year ended March 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with these requirements, we file reports, proxy statements and other information relating to our business, financial condition and other matters with the Securities and Exchange Commission. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of securities, any material interests of such persons in transactions with us and other matters. Reports, proxy statements and other information filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices.

        The Securities and Exchange Commission also maintains a website that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the Securities and Exchange Commission. The address of such site is: http://www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. This information may also be obtained from us as described below.

        We incorporate by reference the documents listed below that we have filed with the Securities and Exchange Commission (File No. 1-10582) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and any filings that we make with the Securities and Exchange Commission on or after the date of this prospectus until completion of resale of all of the notes by the selling securityholders under this prospectus:

  •
  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2004;

  •
  Our Annual Proxy Statement dated June 23, 2004; and

  •
  Our Current Reports on Form 8-K dated June 1, 2004 and June 10, 2004.

        Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part of this prospectus, except as so modified, and any statement so superseded will not be deemed to constitute a part of this prospectus.

        The information related to us contained in this prospectus should be read together with the information contained in the documents incorporated by reference.

        We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated into this prospectus by reference, other than exhibits to those documents unless the exhibits are specifically incorporated by reference into those documents, or referred to in this prospectus. Requests should be directed to:

      Steve P. Wold
      Vice President of Investor Relations
      Alliant Techsystems Inc.
      5050 Lincoln Drive
      Edina, Minnesota 55436
      (952) 351-3056
      E-mail: Steve_Wold@atk.com

$280,000,000

Alliant Techsystems Inc.

2.75% Convertible Senior Subordinated Notes due 2024

PROSPECTUS

July 30, 2004

QuickLinks

TABLE OF CONTENTS
NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
The Notes
Selected Historical Consolidated Financial Information
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
IMPORTANT UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE